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DATE : 4/26/02

GKN plc

GLOBAL FOCUS ON AUTOMOTIVE AND AEROSPACE



Contents



People and products are at the heart of GKN. Featured in the Review section of the 2001 Annual Report and Accounts are some young executives who are helping to drive the Group's global development and some of the key products on which the Group is basing its global strategy.

Front cover
Top half: Engine nacelle for Dassault Falcon 50EX and IAI Astra SPX business jets.

Bottom half: Constant velocity fixed ball joint for front wheel drive automotive application.

(Each image is photographed to a different scale.)

This page
Latest generation viscous coupling developed and produced by GKN for a high volume sports utility vehicle.



ENGINEERING SUPERIOR PERFORMANCE

GKN is a global engineering company focused on automotive and aerospace.

Our mission is to deliver outstanding products and service to our customers and to consistently exceed the performance of other companies in our sector in growth and profitability.

When we do so we enrich our shareholders, reward our employees and contribute to the communities of which we are a part.

Within GKN we value the spirit of enterprise as a way of empowering our people, we focus on innovation as a way of evolving new products and processes and we build on our global market and technology leadership as a source of competitive advantage.

We care for the environment, we respect human dignity and rights and we uphold the highest standards of ethical behaviour.

Through our mission we challenge ourselves to perform beyond the expectations of others.

GKN provides highly engineered products requiring complex manufacturing to virtually all of the world's major producers of automotive vehicles, aircraft and aero engines.

GKN operates in more than 30 countries and employs 36,300 people in its subsidiaries. Its joint ventures, the largest of which is AgustaWestland, employ 13,500 people.

In 2001 GKN achieved sales of £4.3 billion and profit* of £245 million.

*Profit before tax, goodwill amortisation and exceptional items


01


02


03


04



AUTOMOTIVE

GKN is a global supplier of automotive components and systems.

Its driveline division is the No. 1 supplier of constant velocity jointed halfshafts with a 42% global market share. This business has achieved substantial growth in recent years and further growth will come from outsourcing of driveline manufacture by vehicle manufacturers, growth in emerging markets and increasing demand for four-wheel drive and all-wheel drive sports utility vehicles. In 2001 these accounted for 20% of the 15.5 million light vehicles produced in North America. The Group has driveline operations in 21 countries.

GKN is the No. 1 supplier of powder metal parts with a 16% global market share and is the No. 1 producer of powder metal in the US. GKN's capability in the technology and production of powder metal parts and their raw material is unique among major companies. The Group has powder metal operations in 11 countries.

GKN is a major European and North American supplier of components and systems for agricultural and off-highway equipment. It is also a leading supplier of automotive structural presswork and cylinder liners for automotive, industrial and marine applications. Emitec, a 50:50 joint venture with Siemens, is the world leader in metal substrates for catalytic converters.

01. Precision in powder metallurgy – complex geared component used in a transmission system. 02. Material science in driveline – a flexible boot used on a CVJ halfshaft. 03. Engineering in action – internal mechanism of an agricultural gearbox. 04. Protecting the environment – cutaway of a catalytic converter showing the high density structure of the metallic substrate.

The Mini, launched in 1959, was the world's first high volume, front-wheel drive car. At its heart was the constant velocity joint (CVJ) developed and produced in the Birmingham plant which is part of GKN's Automotive Driveline Division. Since then more than one billion CVJs have been produced by GKN around the world. In 2001 BMW launched a new Mini (right). GKN driveline technology is still at its heart.


PCU 496



AEROSPACE

GKN operates as a first tier supplier through GKN Aerospace Services and as prime contractor through AgustaWestland.

GKN Aerospace Services supplies structures, components and design services to aircraft and aero engine manufacturers. The business has achieved sales growth of more than 300% in five years. This growth has come principally from acquisitions targeted at key technologies and programmes.

While GKN Aerospace Services has a growing presence in civil aerospace, 60% of revenues derive from military programmes. It is a supplier to European and US fighter, strategic transport and rotary wing aircraft. These include the Eurofighter Typhoon, Gripen, F22 (above), F18, C17, C130J and Comanche. It is also well positioned to win business on the F35 – the world's largest ever military aircraft programme.

AgustaWestland is a 50:50 joint venture created by GKN and Finmeccanica when both companies merged their helicopter subsidiaries to create the world's No. 2 helicopter company. The new company has one of the broadest and most balanced military and civil product portfolios in the industry. It has strong relationships with Boeing, Lockheed Martin and Bell Textron and is a partner in the European NH90 helicopter with EADS and Fokker.


01


02


03


04

01. High performance engineering – chemically milled titanium is critical for certain jet engine and airframe applications. 02. Transparent success – the Eurofighter Typhoon canopy is produced by GKN using thin film coatings to enhance stealth. 03. Flying high – part of the EH101 helicopter tail rotor. 04. Competitive composites – jet engine thrust reverser component produced by resin transfer moulding.

The US Air Force is set to acquire 331 F22 Raptors – the most advanced fighter aircraft in the world. From its plants in Missouri, California and Washington State, GKN supplies a range of titanium and composite structures such as engine nozzles, keelsons, frames, aft booms, gun troughs, wing spars, ducts and fuselage structures. During the life of the programme, the F22 is worth $1.4 billion to GKN.

2001: a year of transformation and achievement

› GKN demerges Industrial Services businesses to Brambles Industries plc which forms dual listed company with Brambles Industries Limited of Australia.

› GKN goes forward as a global engineering group focused on automotive and aerospace.

› Increased sales and strong operating cash flow in challenging market conditions.

› Automotive Driveline Division increases sales by 10% despite downturn in North America. Nissan outsourcing and Toyoda joint venture build presence in Japan.

› Reduced contribution from other automotive businesses. Disappointing performance from Powder Metallurgy. Corrective actions in place.

› Continuing progress in Aerospace. US military aircraft programmes worth $4 billion to GKN following acquisition of structures businesses from Boeing.

› Creation of AgustaWestland. Strong performance as sales success maintains £5.2 billion order book.

› Final dividend per share 7.3p. Equivalent to annual dividend on pro forma basis of 11.0p.

Demerger of Industrial Services

Effects of demerger – on sales



☐ Continuing businesses £4,134m – 81%
☐ Industrial Services £962m – 19%

Effects of demerger – on operating profit



☐ Continuing businesses £424m – 72%
☐ Industrial Services £169m – 28%

GKN Automotive and Aerospace financial performance

Pro forma financial results for continuing businesses	2001	2000	Increase/ (decrease)
Sales	£4,337m	£4,134m	5%
Profit before tax, goodwill amortisation and exceptional items	£245m	£386m	(37%)
Operating cash flow*	£206m	£89m	131%
Earnings per share before goodwill amortisation and exceptional items	24.7p	39.1p	(37%)
Pro forma dividend per share**	11.0p	n/a	n/a

* Cash flow from operating activities after capital expenditure, before interest

** Based on 2001 final dividend being two-thirds of total

2001 Operating profit by business
before goodwill amortisation
and exceptional items



☐ Automotive **£187m – 61%**
☐ Aerospace **£119m – 39%**

2001 Operating profit by region of origin
before goodwill amortisation
and exceptional items



☐ Europe **£218m – 71%**
☐ Americas **£64m – 21%**
☐ Rest of the World **£24m – 8%**

Sales £m


01 2,844 1,493
00 2,683 1,451
99 2,394 1,439
98 2,230 907
97 2,049 904

☐ Automotive
☐ Aerospace

Operating profit £m
before goodwill amortisation
and exceptional items


01 187 119
00 308 116
99 273 138
98 246 99
97 208 103

☐ Automotive
☐ Aerospace

2001: A YEAR OF TRANSFORMATION FOR GKN

This time last year we were heavily engaged in negotiations involving the demerger of our Industrial Services businesses and their subsequent merger with Brambles Industries Limited of Australia utilising a dual listed companies structure. On 7 August 2001 this complex restructuring was successfully completed and shareholders in GKN also became shareholders in Brambles Industries plc, a newly formed company listed on the London Stock Exchange and currently a constituent of the FTSE 100 index. Those shareholders acquired a 43% economic and voting interest in the combined Brambles Group.

Following the demerger of the Industrial Services businesses, GKN has been transformed into a global engineering company committed to growth. It is now concentrated on the automotive and aerospace markets with a strategic focus that is stronger as a result of the demerger.



Results
The accounts for the year 2001 include the results of the Industrial Services businesses for the period up to their demerger. Pages 32 to 37 show the results of GKN excluding the demerged businesses on a pro forma basis. On that basis pre-tax profits before goodwill amortisation and exceptional items were £245 million (2000 – £386 million) and earnings per share were 24.7p (2000 – 39.1p). Cash inflow from operating activities was £452 million (2000 – £335 million). Net debt at the end of the year was £885 million (2000 – £601 million) reflecting £246 million of capital expenditure, a net £136 million invested on acquisitions less divestments and £144 million injected into the AgustaWestland joint venture created at the beginning of last year when GKN and Finmeccanica contributed the assets of their Westland and Agusta helicopter businesses to this new partnership. Interest cover was 5.0 times.

The reduced profits in 2001 reflect weaker conditions particularly in our automotive markets exacerbated by the events of 11th September. Disappointing operating performances in some of our newly acquired sinter metals businesses in North America, currently the subject of concentrated management focus, also had an adverse impact on trading results. Interest costs were substantially higher reflecting increased borrowings.

Dividend
An interim dividend of 7.6p per share has already been declared and paid to shareholders on 28 September 2001. This was in respect of the Group prior to the demerger of our Industrial Services businesses. It is now proposed to pay a final dividend of 7.3p per share on 17 May 2002 making a total dividend for the year of 14.9p.

The proposed final dividend of 7.3p is in respect of the Group following the demerger. On the basis that dividends will normally be split approximately one-third as an interim dividend and two-thirds as a final dividend, the proposed final dividend of 7.3p equates to a total dividend, on a pro forma basis, of 11.0p for 2001.

Looking ahead the Board expects to pursue a progressive dividend policy subject always to prevailing economic conditions.

Social responsibility review
The social responsibility review can be found on pages 20 to 25. In it we set out some of our values which very much reflect the principles to which we work. The review also sets out our recent safety performance showing further improvements in terms of both accident frequency and accident severity rates. Measurements of environmental performance all show improvements since 1999.

At the end of last year there were 36,300 employees in subsidiaries and 13,500 in joint ventures. 2001 has been a more than usually challenging year for employees with the creation of the AgustaWestland joint venture in the first half of the year, the dislocation caused by the demerger of Industrial Services in the summer and more recently a series of plant and office restructurings that have lead to a number of redundancies. In thanking our employees for their contribution to the achievements of GKN we are particularly mindful of the additional pressures that have arisen in the last twelve months.

The Board
Sir Peter Williams was appointed to the Board as a non-executive Director in June 2001 replacing Sir Bryan Nicholson who retired at the end of the previous year.

As part of the arrangements surrounding the merger of our Industrial Services businesses with Brambles, Sir C K Chow and David Turner resigned as Chief Executive and Finance Director of GKN and were appointed to similar roles in the Brambles dual listed companies. Both have made significant contributions to the development of GKN for which we are grateful and we wish them well in their new appointments.

In place of Sir C K Chow, Marcus Beresford, who has been a Director of GKN since 1992, was appointed Chief Executive in August 2001. At the same time Nigel Stein, who joined GKN in 1994, was appointed to the Board as Finance Director replacing David Turner. The handover of these two important executive posts has proceeded seamlessly.

In November 2001, Seifi Ghasemi resigned from the Board as Managing Director Powder Metallurgy to take up an appointment outside the Group. Richard Clowes, who joined GKN in 1991 and has previous experience of the powder metallurgy business, was appointed to the Board in his place with the title Managing Director Powder Metallurgy, OffHighway and AutoComponents.

Auditor independence
In the light of recent well publicised external events, the Board has given further consideration to the issue of auditor independence. Although the Board has no reason to doubt the independence or objectivity of the Company's auditors, it has decided that in future the auditors should be excluded from invitations to undertake assignments of a consultancy nature.

The future
The Chief Executive in his review addresses both the strategic achievements of last year and some of the opportunities available to the Group going forward. Enhancing shareholder value remains the driving force behind the development and execution of our strategy.

At this time there is considerable uncertainty about trends in demand with particular reference to the extent to which the downturn will continue in 2002, and the timing of recovery. Our response is the same as it has been in other downturns. That is to ensure that our cost base truly reflects a realistic view of the market, to invest for productivity, to manage our cash resources efficiently and to pursue the growth opportunities in our core businesses. We are committed to the discharge of these tasks so that, notwithstanding some short-term weakness in our main markets, the future for GKN will continue to be bright.

Sir David Lees 6 March 2002

MANAGING THE DOWNTURN
BUILDING FOR THE FUTURE

GKN was transformed in 2001 to become a focused, global engineering company. Strategic initiatives were undertaken, important new business was won and the Group delivered a solid trading performance with strong operating cash flow despite the economic downturn in a number of its major markets.



2001 financial highlights
Sales for the year of the automotive and aerospace businesses were £4.3 billion, an increase of 5% over the pro forma sales of those businesses in 2000. On the same basis, operating profit before goodwill amortisation and exceptional items was £306 million compared with £424 million last year, a reduction of 28%.

Within these figures, the favourable impact of currency translation was £59 million on sales and £7 million on operating profit.

Operating cash flow at £206 million was significantly ahead of 2000.

Net debt at the end of the year was £885 million compared with £601 million at the end of 2000 and £920 million at the half year. Interest cover was 5.0 times.

Divisional operating results are discussed in the Review of Operations on pages 12 to 19. The overall Group financial performance is summarised in the Financial Review on pages 28 to 31.

The advantage of leadership
No engineering business is immune from the cyclical nature of its markets and there have been difficulties in 2001. However, GKN's major businesses are world leaders in their sectors and this gives us competitive advantage in a downturn.

The challenge of managing the strategic development of the Group, while responding to the economic slowdown which hit some of our major markets during 2001, has required all the skill and experience of the GKN management team. This same strength will serve the Group and its shareholders well when the upturn comes.

Automotive Driveline Division (ADD) delivered a robust and remarkably resilient performance in 2001. Through its global leadership, technological strengths and new programme wins it achieved an overall 10% increase in sales. Excluding the effect of currency and acquisitions ADD still achieved underlying sales growth of 3% over 2000 in a year when North American car and light vehicle output fell by 10%.

Our Automotive sales increased as recent acquisitions and an unusually high number of new programme wins offset the loss of established business arising from lower vehicle output in the US. Profits were lower however because new business does not initially achieve the same levels of contribution which arise over time on established programmes.

The overall performance of our automotive businesses was also reduced by Powder Metallurgy which was heavily impacted by the downturn in the US automotive market and by certain performance issues. This led to a disappointing performance for the year as a whole. Recovery actions have been implemented and we are confident that these will lead to an improved performance by Powder Metallurgy for 2002.

OffHighway and AutoComponents continued to deliver a creditable performance in the context of very depressed market conditions.

GKN Aerospace Services and AgustaWestland have the majority of their business in the defence markets for which the outlook is expected to remain positive.

AgustaWestland, our new joint venture, has come together extremely well and has justified our ambitions for the business by winning a succession of important export contracts throughout 2001.

While underlying performance improved at GKN Aerospace Services, the downturn in the civil aerospace market is already affecting activity levels and the Group has taken significant steps to reduce costs.

In October, we announced with regret that employment within the Group would reduce by 1,250 people and that certain civil aerospace assets would be written down. This, together with charges relating to the demerger of the Industrial Services businesses and the restructuring of the Group's corporate centre, has led to total exceptional charges of £126 million for 2001.

The actions we have taken to respond to the changed economic circumstances have not impaired our ability to capitalise upon the upturn when it comes. We therefore feel able to take a positive and confident view of our prospects.

Improving our strategic position
GKN completed a number of important initiatives in 2001 to improve our strategic position. The most important of these were:

› creating AgustaWestland, the world's No. 2 helicopter company. This 50:50 joint venture with Finmeccanica has enjoyed considerable success since its formation at the start of the year. The management team has come together well, synergies are being realised, the order book has been executed without disruption and major new programmes have been won;

› completing the purchase of Boeing's US military aircraft fabrication operations in St. Louis, Missouri, USA. This transaction established a strategic relationship with the world's largest aerospace company and increased the Group's exposure to the US defence market. GKN is now an active supplier to US military aircraft programmes which represent future business worth an estimated $4.2 billion to the Group;

Marcus Beresford, Chief Executive

› integrating new driveline operations in Japan and Germany within the global organisation of the Automotive Driveline Division. This follows outsourcing agreements in late 2000 with Nissan and with GM Opel. In doing so GKN established its first wholly owned manufacturing presence in Japan.

Growth through innovation

Innovation has always been at the heart of how GKN creates new products, wins new markets or finds new, improved ways for its people to work together. Four years ago GKN launched a central initiative to increase the emphasis we place on the power of innovation to grow and even transform our business. At the same time we saw an opportunity to align innovation with the development of learning across the Group.

The level of activity focused on innovation and learning was intense. A global network of committed individuals quickly came together supported by a small central team and a proprietary, web-based communications system. A particularly striking aspect of the process was the rapid and spontaneous way in which hundreds of people across GKN began to make a contribution.

Belief in the power of innovation and learning is more embedded within our corporate culture than ever before. We therefore decided in 2001 that if we are to drive long-term results from this achievement then the innovation and learning process should be championed by the leadership teams within each of our businesses. Management of the process is therefore now closer to our products, our markets and our customers.

Innovation at work

Examples of innovation at work within GKN can be found across our automotive and aerospace businesses. We have new, advanced driveline components and torque management systems under development for our customers. A radical approach to secondary drivetrains for agricultural vehicles is meeting with success in the market. We are extending our expertise in aluminium into new automotive product areas. In aerospace we continue to enhance our world-leading capabilities in the production of advanced composite and metallic structures.

Management's commitment

GKN faces the future from a position of strength. The management team is committed to growing shareholder value by delivering outstanding operational performance and above average growth through the business cycle. We will do this through a very clear core strategy which is focused on:

› organic growth

There are opportunities available to our existing businesses through growth in emerging markets, in the four-wheel drive and all-wheel drive vehicles sector, in powder metal components, in helicopters and in the increasing use of composite structures in aircraft.

› customer outsourcing

This continues to be a major opportunity for our Automotive Driveline Division. Our acquisition of Boeing's military aircraft structures business and specialist thermal joining centre has demonstrated how outsourcing can also grow our aerospace business.

USING OUR OPERATIONAL AND FINANCIAL STRENGTH TO BUILD FOR THE FUTURE

> **consolidation**
GKN has driven the consolidation of the powder metallurgy industry. Consolidation is also likely to become a trend within aerospace as prime contractors search for improved efficiencies from their supply chain.

Meanwhile, we remain alert to high quality, bolt-on acquisition opportunities which make strategic sense and are aligned to our existing growth platforms. Focusing on our strengths and building leadership positions in our sectors is at the heart of our strategic vision.

The contribution of GKN's people
As part of the continued evolution of the Group we established a change programme four years ago in which we involved 550 managers in a series of workshops. Working closely with the Columbia Business School our objective was to improve our business processes and enhance the performance of business teams.

Today we are continuing to work actively on team development but we are also focusing more intently on individual empowerment and creativity. A series of leadership programmes is being established with Columbia to help promising young executives to fully develop their potential and to allow more senior executives to build on their experience.

Increasingly within GKN there is a strong sense of empowerment. This is something we encourage, for the outcome of sensible empowerment is improved operational performance.

2001 has been a demanding year for the GKN team. The effort and dedication of people at all levels, throughout our global organisation, has served the interests of the business and its shareholders well. GKN has a long tradition of outstanding performance and successful corporate renewal. This is due, in no small measure, to the steadfast and unstinting loyalty of many thousands of individual employees even in times of major change. We thank them for their contribution.

Outlook
The outlook for automotive markets is uncertain. For the year as a whole we expect world vehicle production to be lower than in 2001. We foresee some improvement in defence-related aerospace but civil aerospace markets are likely to remain depressed. The restructuring actions announced in October are underway and, together with recovery initiatives in Sinter Metals, should go some way to mitigating further declines in our markets.

Lower demand in most of our markets, together with the cost of the consolidation of UK helicopter operations announced in January this year, will adversely affect results in the first half. We expect results to improve as the year progresses. For the longer term the underlying operational and financial strength of our business enables us to continue to build for the future so that we may capitalise fully on the upturn when it comes.

Marcus Beresford.

Marcus Beresford 6 March 2002

Automotive sales of £2,844 million were £161 million (6%) above 2000. The favourable effect of acquisitions in the year combined with the full year effect of 2000 acquisitions and divestments and currency totalled £193 million. Excluding these factors sales were broadly unchanged.

Operating profit before exceptional items and goodwill amortisation was £187 million compared with £308 million in the previous year. The underlying reduction, after eliminating the effect of both 2001 and 2000 acquisitions, currency and certain one off credits in 2000, was 39%.

Automotive Driveline Division

Automotive Driveline Division (ADD) achieved sales of £1,781 million – a 10% increase over 2000 – and continued to make a very strong contribution to the overall performance of GKN. While demand for existing models reduced from major North American manufacturers, the division launched a number of new programmes, particularly in the growing sports utility vehicle (SUV) sector. The contribution of this new business will naturally increase as the programmes mature.

A number of high profile new models launched in 2001 and early 2002 feature ADD products. They include the Jaguar X-Type which utilises innovative drivetrain components created by GKN, the BMW M3 equipped with an advanced 'Visco-Lok' differential developed in collaboration with ADD and the new Range Rover for which ADD developed a new design of constant velocity jointed (CVJ) driveshaft.

ADD has successfully developed strong, supportive relationships with important Japanese vehicle manufacturers as they have globalised their businesses. This has been a successful strategy for ADD. During 2001, Toyota selected ADD as sole supplier of CVJ halfshafts for the new Camry being marketed in the Asia Pacific region. GKN will supply the components from its plants in Thailand, Malaysia, Taiwan and Australia.

GKN has also maintained technical support for customers' in-house production and in the US this approach resulted in ADD acquiring Ford's in-house CVJ driveshaft production for the Ford Taurus and Mercury Sable models produced in Chicago. GKN already supplies CVJ driveshafts for Taurus and Sable models assembled in Atlanta. Production is being undertaken at GKN's existing North American facilities.

In addition to substantial new business wins, ADD continued to capitalise on a number of strategically important moves made in late 2000. The Kaiserslautern driveline operation outsourced by General Motors' Opel division in Germany and the Tochigi operation outsourced by Nissan in Japan were both successfully integrated within ADD's global organisation and made a positive contribution to the division's performance.

The Nissan transaction provided GKN with its first wholly owned manufacturing presence in Japan. This was followed with another advance in Japan by GKN Toyoda Driveshafts Ltd, a joint venture between GKN and Toyoda Machine Works established in 1999. The joint venture has won significant business from Fuji Heavy Industries (Subaru) and other domestic manufacturers. Production began in December 2001 on a new line in Toyoda's plant at Tadoimsaki. Annual output is expected to reach 500,000 units in 2003.

GKN's global market leadership in driveline is based on its range of CVJ halfshafts, propeller shafts and viscous couplings. The Group is now building on that base to develop other, new driveline products. At the Frankfurt Motor Show in September 2001, GKN unveiled an active, electronic torque management (ETM) device which provides a significant advance over current torque management applications. The new ETM device has been engineered for new vehicles under development by two leading automotive manufacturers.

A VERY STRONG CONTRIBUTION FROM AUTOMOTIVE DRIVELINE DIVISION



Sales 2001	By origin £m	By market £m
Europe	1,502	1,412
Americas	1,036	1,077
Rest of the world	306	355
Total	**2,844**	**2,844**





Mark Gabriel (above) is President of GKN's wheels business in Iowa in the US. He joined GKN in 1990. "The global nature of GKN has continued to present me with wide ranging opportunities from identifying business partners in South Africa, running a cab manufacturing company in the UK, working with Group companies across Europe, to my present position. These cross-cultural opportunities provide the catalyst to rapidly develop the skills required of today's managers."

Jason Ching (right) is Quality and Productivity Manager Automotive Driveline Division in Asia Pacific. "Although I'm based in our regional HQ in Singapore I spend most of my time with our 11 line companies in the region. My role is to provide support and transfer best practice between those companies. I also focus on business excellence and integrated loss prevention." Jason joined GKN two years ago from another leading component manufacturer.

Advanced CVJ halfshaft (left) used on VW Lupo features a number of GKN advances such as 'shudderless' plunging joint, high angle fixed joint and monobloc tubular shaft.



Powder Metallurgy Division
GKN has two powder metallurgy businesses. GKN Sinter Metals produces powder metal components and Hoeganaes Corp produces metal powder. 2001 was a particularly difficult year for both businesses and sales fell to £612 million from £638 million in 2000. This was largely a result of significant reductions in production in the first nine months of the year by the 'Big Three' US domestic automotive manufacturers – DaimlerChrysler, Ford and General Motors.

GKN Sinter Metals has grown rapidly since 1997 and has a high percentage of sales in the US. In addition, the world class operational skills in quality and delivery, which are a defining characteristic of GKN's established businesses, have not yet been fully embedded within the Sinter organisation. Significant costs were incurred in tackling delivery and quality issues encountered as the business downsized to meet the volume downturn.

Despite some improvement in the second quarter of 2001 this was not maintained in the second half and led to a disappointing performance for the year as a whole. Recovery actions have been implemented which we are confident will lead to an improved performance in 2002.

In Europe, there was an increase in demand from German automotive manufacturers. To support future growth, capacity has been expanded at GKN Sinter Metals plants at Bad Bruckenau and Radevormwald in Germany and at Milan in Italy. The world's largest mechanical and hydraulic compacting press was installed at the Salem plant in Indiana in the US to meet demand for complex transmission components – a demand which is expected to grow further. There were also significant increases in the level of con rod and bearing cap/insert business won.

GKN Sinter Metals added to its portfolio in January 2001 when PresMet Inc of Worcester, Massachusetts, USA, was acquired. PresMet manufactures complex steering column, engine and transmission parts.

For Hoeganaes, the market downturn and increased energy costs in the US had an adverse effect on performance. Some of this impact was offset by operational improvements which led to a better outcome in the second half.

Hoeganaes opened a new blending facility in Huckeswagen, Germany, as part of its strategy to expand internationally. The new powder production facility at Gallatin in Tennessee, USA, has come on line. It is now the largest plant of its kind in the world, capable of producing 50 tons of atomised powder per hour. Hoeganaes also opened a new stainless steel atomising facility and introduced new powders aimed at malleable and ductile cast iron applications.

GKN Powder Metallurgy is the only truly global business in its sector. Looking beyond the immediate performance difficulties and current market downturn we see Powder Metallurgy as a continuing platform for growth.

OffHighway Systems Division
GKN OffHighway Systems is the world leader in power take off (PTO) systems for agricultural and off-highway vehicles. Despite very poor market conditions due to the impact of BSE and Foot and Mouth Disease on the agricultural industry, the business increased market share. It also achieved significant growth in gearbox sales following the introduction of its DLS concept which provides complete secondary drivetrain systems for agricultural machinery.

GKN Wheels is one of the world's leading suppliers of agricultural, construction and fork lift truck wheels. Operating in depressed markets, GKN Wheels has integrated new facilities in North America and Italy and is extending its global reach through partnership arrangements with wheel manufacturers in Asia, Eastern Europe and Latin America.

AutoComponents Division
GKN's AutoComponents businesses were involved in a number of new programme launches in 2001 and saw sales growth in vehicle structures through the first year of supply for the new Ford Transit van, Jaguar X-Type and Toyota Corolla. The business is also using its expertise to exploit the growing market for high integrity aluminium components.

Emitec
This 50:50 joint venture with Siemens VDO is the world leader in the design and manufacture of metal substrates for catalytic converters. The business achieved 10% sales growth in Germany during the year but had to respond rapidly to a decline in demand during the final quarter. US sales were at the same level as 2000.
A significant achievement in 2001 was the successful ramp up of production and the establishment of an engine test facility in the new factory in Thuringia in Germany. Emitec is also advancing its technology with the development of higher specification, higher cell density devices and has announced an innovative development to reduce diesel engine particulate emissions.

WE SEE POWDER METALLURGY AS A CONTINUING GROWTH PLATFORM

Caterpillar is GKN Wheels' major customer and the 988 Wheel Loader is the largest vehicle for which the business produces wheels. Reprinted courtesy of Caterpillar Inc.

Cost effective and highly reliable connecting rods are produced by GKN for most of the major automotive manufacturers.

REVIEW OF OPERATIONS – AEROSPACE

Aerospace sales of £1,493 million compared with £1,451 million in 2000. The year on year trend is significantly affected by the formation of AgustaWestland, the acquisition of the St. Louis facility from Boeing and currency movements. 2001 should be seen as the base year from which the restructured business will move forward.

Similarly, the profit increase to £119 million from £116 million in 2000 is not capable of direct comparison due both to changes in status and the inclusion in 2000 of financial credits arising on defence-related contracts. The AgustaWestland joint venture made a good start and the contribution from GKN's 50% holding was similar to the profit from Westland Helicopters as a subsidiary in 2000.

GKN Aerospace Services

Using its experience as a global automotive supplier, GKN set out in 1997 to create an international tier one aerospace supplier to the world's manufacturers of aircraft and aero engines. The business has achieved substantial growth. Annual subsidiary sales have risen from £150 million in 1997 to £630 million in 2001. The business is now a leading supplier of aerospace structures, components and engineering services with a solid base on which to build.

GKN Aerospace Services conducts 59% of its business in the US, the world's largest aerospace market, and 41% in Europe. Military aircraft are an important market and defence sales account for 60% of revenue.

The most significant event in 2001 was the completion in January of the purchase of the Boeing Military Aircraft and Missile Systems Group's fabrication operations in St. Louis, Missouri, USA. This plant manufactures metal and composite structural components primarily for the F18E/F tactical aircraft and the C17 airlifter. These are both large programmes, with the US Navy and Marine Corps set to acquire 480 F18s and the US Air Force more than 180 C17s. These two programmes represent future business worth an estimated $1.9 billion to GKN.

As part of the acquisition of the St. Louis plant, GKN agreed significant productivity improvements with employees. This, together with a strong new management team, has enabled the plant to deliver high levels of quality and operating performance in its first year under GKN ownership.

During 2001, GKN also completed a wide-ranging restructuring of its aerospace activities which involved the closure of three manufacturing sites in the UK and US and the divestment of a small actuation business in Germany. Operations are now focused on seven centres of excellence in Germany, the UK and the US. Some minor asset write-downs were made in anticipation of a modest down cycle in civil demand.

All of these measures brought about a significant improvement in performance during 2001. However, following the terrorist attacks of 11th September and the

Sales 2001	By origin £m	By market £m
Europe	1,121	999
Americas	372	448
Rest of the world	–	46
Total	1,493	1,493



A SIGNIFICANT IMPROVEMENT IN PERFORMANCE BY GKN AEROSPACE SERVICES

Airbus A340 500/600. GKN produces a range of composite wing components for this four-engined civil airliner including the aft pylon fairing shown here.

Andy Ennever (right) joined GKN's International Leadership Development Programme (ILDP) in 1999 and is now Project Controller on a joint UK Ministry of Defence/Industry team working on the Apache helicopter programme. "So far at GKN I've worked for our automotive driveline, sinter metals and helicopter businesses in the US, Germany and the UK. I've now left the ILDP to take up my current role developing an improved support solution for the British Army's Apache attack helicopter. Our aim is to reduce through-life costs whilst increasing operational flexibility."



The tail rotor of the EH101. This medium lift, three-engined helicopter has enjoyed considerable success. The EH101 was jointly developed and produced by Westland Helicopters and Agusta who came together as AgustaWestland in 2001.

AGUSTAWESTLAND ORDER BOOK £5.2 BILLION



impact of those events on the world airline industry, GKN took action to implement a significant further reduction in its cost base as civil aircraft manufacturers reduced or cancelled their programmes. This resulted in a 5% reduction in employee numbers within GKN Aerospace Services by December 2001 with a further 10% taking effect in early 2002. The Group also wrote down by £50 million the carrying value of some aerospace assets mainly in respect of the non-recurring initial costs of design, development and tooling for new programmes.

In early 2002, GKN acquired the specialist Thermal Joining Centre (TJC) in Kent, Washington State, USA, from Boeing's Military Aircraft and Missile Systems Group. The TJC, which uses electron beam welding to produce an important titanium assembly for the highly advanced F22 fighter aircraft, fits well with GKN's existing titanium capability. The additional F22 business which this transaction brings means that the F22 programme is now worth an estimated $1.4 billion to the Group.

GKN Aerospace Services has also won important design and development contracts on the RAH-66 Comanche – the world's most advanced battlefield helicopter. Current programmes envisage more than 1,200 Comanche aircraft being produced for the US Army over the next 25 years.

The Airbus A380, which will be launched into production in 2002, represents another significant opportunity. GKN and Airbus have initiated a ground-breaking collaborative design concept for significant parts of the A380 wing. GKN has also secured a significant package of composite design and build activity on the wing.

AgustaWestland

With effect from 1 January 2001, GKN and Finmeccanica merged their respective helicopter subsidiaries – GKN Westland Helicopters and Agusta – into a new 50:50 joint venture, AgustaWestland. Both managements had worked together extensively on the EH101 programme over a number of years and quickly came together as an effective team. Existing programmes were delivered without disruption against a strong order book. New orders were won in a number of highly competitive situations. The year-end order book, plus major contracts booked in January 2002, stood at £5.2 billion.

In September, Denmark announced the selection of the multi-role EH101 to meet its search and rescue and troop transport requirements and later confirmed an order for 14 aircraft to replace its existing fleet of Sikorsky aircraft.

In December, Portugal confirmed its decision to acquire 12 EH101 helicopters for combat search and rescue and fishery protection in a competition which pitched the EH101 against Sikorsky and Eurocopter. The successes in Denmark and Portugal have confirmed the competitiveness of the EH101. So far there have been orders for 124 EH101 helicopters from Canada, Denmark, Italy, Japan, Portgual and the UK.

A total of 62 NH90 helicopters were ordered by Finland, Norway, Portugal and Sweden. AgustaWestland is a 32% partner in NH Industries which produces the NH90.

A significant opportunity available to AgustaWestland is the potential access to the US market for the EH101. This follows a prospective partnership with Lockheed Martin announced in October to initiate a joint effort to address the US Government medium-lift helicopter market with immediate attention being focused on the US Air Force combat search and rescue requirement for approximately 130 aircraft. There are also programmes for the US Navy, Marine Corps and Coastguard for which an American version of the EH101 could be a highly competitive aircraft.

The Royal Thai Navy ordered two Super Lynx helicopters and, in January 2002, 16 were ordered by Oman. More than 400 Lynx have so far been sold worldwide.

As part of the UK Bowman digital military communications system, AgustaWestland was awarded a £100 million conversion, training and support programme.

The AB139 helicopter, being developed in collaboration with Bell Helicopter Textron, completed a successful series of flight trials in 2001.

In January 2002, AgustaWestland announced the consolidation of UK operations onto the Yeovil site and a reduction in the workforce. GKN's share of the costs of this reorganisation, which are estimated at £11 million, will be charged to operating profit in the first half of 2002.



Joanne Plumbley (right) recently moved out of the GKN International Leadership Development Programme to become Business and Contracts Co-ordinator, GKN Aerospace Services in Alabama. Her role is to support operations and programme directors in contractual and commercial negotiations. "Since I joined GKN in 1999 I've been involved with lean manufacturing initiatives in our UK wheels and German sinter metals operations and with cost analysis on the Lynx helicopter programme."

GKN's strategy is based on the delivery of outstanding products and services to customers to create long-term value for institutions and individuals who invest in the Group. Ultimately, GKN is judged on its ability to deliver superior commercial results, but other criteria are also used to define its performance. They include:

› concern for the health, safety and welfare of employees;

› contributing to the communities in which GKN operates;

› managing the environmental impact of operations;

› acting with respect for human dignity and rights and upholding the highest standards of ethical behaviour.

These principles are deeply embedded in the values which guide GKN and which are distributed and displayed throughout the Group.

Our values

Customers and quality

› to provide excellent and continuously improving products and services to exceed our customers' expectations;

› to be the best in class in terms of value through quality, technology, speed, performance and innovation;

› to treat our suppliers fairly as an integral part of our total capability to serve our customers.

Enterprise and innovation

› to foster the spirit of enterprise;

› to grow profitability by managing risk, being innovative and using initiative;

› to move with speed in our business processes.

People

› to inspire outstanding performance from teams and individuals and to recognise and appropriately reward achievement;

› to encourage employees to fulfil their potential for the benefit of both themselves and the organisation;

› to foster teamwork and individual achievement within a culture of empowerment and accountability;

› to share knowledge and best practice across our companies to stimulate the creation of new business opportunities;

› to provide equal opportunity irrespective of sex, sexual orientation, disability, religion or ethnic origin;

› to provide a safe working environment.

Community, environment and business ethics

› to act with integrity at all times;

› to comply with the regulatory framework applicable wherever we operate;

› to meet standards of good corporate governance;

› to play our part in safeguarding the environment;

› to contribute positively to the communities in which we operate.

Social responsibility

This review describes how GKN manages social, environmental and ethical (SEE) issues. The management of SEE-related risks is an integral part of GKN's internal control procedures and therefore the review should be read in conjunction with the statement on Internal Control in the section on Corporate Governance (pages 73 and 74).





Currencies from around the world. In 2001, charity and community contributions by GKN and its subsidiary companies totalled £1.31 million.

The data set out in this review, which relates to the Automotive and Aerospace subsidiaries, has been the subject of self-certification by Group companies, supported where appropriate by internal audit verification.

The Board views very seriously its responsibility for SEE matters which form part of the initial briefings for Directors on appointment to the Board. Executive Directors are responsible to the Board for the health, safety and environmental performance of their operations. The Human Resources Director has overall responsibility for the Group's Health, Safety and Environmental programme.

Community
The Group aims to enhance the welfare of communities in which it operates through charitable donations and practical assistance. In 2001, charity and community contributions by GKN plc and its subsidiary companies totalled £1.31 million. Each business is free to develop its own programmes. Often, local initiatives are inspired by employees themselves. Here are some examples:

USA Approximately 95% of all employees in GKN Automotive Inc plants participate in or donate to a volunteer organisation. Each driveline facility has a community service team which organises community events and promotes employee participation. The company has received recognition awards from State and Local Government and Chambers of Commerce.

Mexico The Family Development Plan at GKN's joint venture, Velcon in Celaya, is designed to bridge the development and educational gap which can exist between employees and their families. On Saturdays employees and their families attend sessions on music, cooking, dressmaking, art and remedial education. Most Saturdays see attendances of around 700 people.

Brazil As its contribution to the plant's Environmental Management System, a quality circle at GKN do Brasil Ltda at Porto Allegre proposed that waste wood from pallets and containers could be used to build houses and furniture for a local centre which looks after the elderly, the sick and those suffering from drug addiction. Some of the furniture is also sold to buy items such as wheelchairs and heating systems.

Germany GKN Gellenkwellenwerk GmbH at Mosel has subcontracted assembly work to a local workshop for people with mental and physical disabilities. The project was organised by employees to break down prejudice and allow people with disabilities to become involved in worthwhile work. GKN employees ensure appropriate health and safety and provide training. Quality levels and customer satisfaction have all been maintained.

UK GKN supports a number of education projects including Young Enterprise, the Engineering Education Scheme, Year in Industry and the West Midlands Technology Tree. Income from The GKN Millennium Trust, a charitable trust established in 1995, is used to fund a Chair of Manufacturing Engineering at Cambridge University. GKN's Evergreen Association, set up more than 25 years ago, has established GKN as a UK leader in post-retirement care. Evergreen's 440 volunteers provide support to over 16,000 pensioners. A charitable trust established by employees at GKN Sankey Ltd at Telford in 1989 delivered a cheque for £15,000 to a local children's hospice in March 2001 making a total of £500,000 raised so far.

Loss prevention
GKN has an integrated loss prevention policy which sets out the Group's systematic approach to loss prevention and includes the principles by which health, safety and environmental risk are managed within the Group. Significant incidents are reported to executive Directors within 24 hours and to the next meeting of the Executive Committee. GKN applies the same degree of rigour in the management of all aspects of risk, including loss of reputation resulting from the manner of operation of our businesses and safety issues arising from quality or design of our products, both of which could, potentially, impact shareholder value significantly. In environmental terms, our manufacturing processes are not inherently high risk, however great care is taken to avoid any adverse impact arising.

How GKN manages health and safety
GKN aspires, through continuous improvement, to achieve a world class standard compared with its peers and benchmarks itself against other leading companies. Management of health and



GKN has been an active supporter of The Prince's Trust in the UK. Pictured are six young people who took part in one of The Prince's Trust Volunteer programmes which GKN sponsored in 2001. These programmes enable young people to develop their skills and contribute to the community. Back row: Semarri Wooley, Migelle Patterson, Paul Giles and Martin Drew. Front row: Alex Davies and Chantelle Grant. GKN also sponsored young entrepreneurs as part of The Prince's Trust Business programme.

safety rests with line managers, supported by functional specialists including the Head of Loss Prevention, the Group Safety Adviser and Group Medical Adviser. Employees and their representatives are also actively involved in the development of safe working systems.

Businesses submit reports on health and safety performance every six months. Feedback allows them to benchmark performance and identify good practice. Performance is reported to the Board annually and to the Executive Committee every six months.

Each business is required to have safety improvement objectives. Where performance does not meet acceptable standards, business managers have to present improvement plans to the Executive Committee. A programme of safety review visits by senior executives and the Group Safety Adviser are part of the arrangements for ensuring the continuous improvement of safety systems and performance. During the year over 240 senior executives, line managers, safety specialists, engineers and employee safety representatives from all major businesses worldwide attended safety seminars and conferences held in the US, UK and Germany. The events focused on the effective management of high severity risks and how a behavioural approach can help maintain continuous improvement in safety performance. To promote safety awareness, GKN runs a Safety Award Scheme. Winner of the 2001 Chief Executive's Safety Shield was GKN Indugasa, which manufactures constant velocity joints in Spain. The whole team demonstrated a sound approach to safety and a consistently excellent performance.

Safety performance

The first chart below shows the accident frequency rate (i.e. the number of incidents resulting in an individual being unable to work for one day or more per 1,000 employees per annum). The second chart shows the accident severity rate (i.e. the number of days lost due to accidents per 1,000 employees per annum). Over the past five years the Group has improved its performance on both measures, by 47% for AFR and 37% for ASR. This reflects increasing management attention, a proactive approach to risk reduction and thorough investigation of accidents to prevent recurrence.

In 2001, the incidence of serious injuries, including those that involved an employee being absent from work for four weeks or more, was 2.4 per 1,000 employees – a 48% improvement over the last five years. GKN was deeply saddened by the deaths of two people in 2001 as a result of injuries incurred while at work, one involving an employee at a subsidiary in the US and the other involving an employee at a joint venture company in Mexico. Both events have been the subject of detailed investigations by internal and external safety experts and action to prevent recurrence has been implemented both locally and across the Group.

In 2001, 11 enforcement actions in relation to plants in the UK, US, Italy and Brazil resulted in five improvement notices and six fines totalling £29,000. There were no statutory prohibition notices issued against Group businesses during the year.

Accident frequency rate (AFR)
per 1,000 employees


01
19.7
00
21.4
99
24.8
98
29.8
97
37.4

Accident severity rate (ASR)
per 1,000 employees


01
350
00
359
99
372
98
426
97
554

Occupational health
GKN's concern goes beyond the employee's physical safety and the prevention of accidents at work to focus heavily on the avoidance of work related ill health. Occupational health (OH) practitioners work with safety and environmental advisers to create a working environment which minimises the risk to employee health.

The efficiency of work equipment and the use of chemicals and physical agents are important considerations. We utilise risk assessment and safe working systems analysis to define how the job will be done without causing harm. Surveillance programmes enable the detection of any ill effects at the earliest stage so action can be taken to prevent continuing exposure. OH issues are reviewed centrally and regularly discussed, along with safety matters, by the Executive Committee.

How GKN manages environmental issues
The Group environmental management system (EMS) is part of the integrated loss prevention approach and is, in the main, based on the international EMS standard ISO 14001. The core elements of GKN's EMS are a requirement for continuous improvement driven by measuring and evaluating performance, identifying and implementing action plans and then measuring the results.

In addition to the impact of our own manufacturing activities, the impact of our supply partners and the products we manufacture both during their life and in their end of life phase are becoming increasingly important. We have entered into a dialogue with our key suppliers to identify where we can usefully support them to our mutual benefit. As a component supplier, the impact of our products has to be addressed in partnership with our customers and suppliers and this will become an increasingly important focus of our activities.

Twenty-one sites have been accredited to ISO 14001 and four to the European EMAS standard. The internal Group environmental auditing programme continues and we are currently considering how the external auditing activities implicit in accreditation to ISO 14001 and EMAS can be incorporated within our own Group environmental management arrangements to avoid duplication and exploit the synergies between the two approaches.

Review and auditing
Group businesses make annual self-assessments of environmental risk, management and performance following agreed Group criteria. Reports are submitted to the Group Environmental Manager and feedback allows each unit to benchmark its performance and to allocate resources to the areas where improvements are most needed.

The particular areas of focus are:

› energy consumption and equivalent CO_2 emissions;

› waste generation;

› water consumption;

› Volatile Organic Compounds (VOC) use.

Similar to the Safety Award is the annual Green Scheme Award, designed to stimulate and acknowledge ideas and projects that make a positive contribution to the environment. In 2001, the scheme attracted many entries which demonstrated employee involvement and real environmental improvement delivered with reduced costs. Six companies from across the business portfolios received 'starred awards'.

Performance
Energy consumption One of the key performance indicators is GKN's consumption of energy. The reduction in energy usage per £1,000 sales in 2001 compared with 2000 was achieved despite the continued development of more energy intensive businesses (such as Powder Metallurgy) and the transfer of the less energy intensive helicopter business into a joint venture. In addition, the difficult trading conditions in 2001, which caused customers to demand short runs, mitigated against efficient energy usage.

The consumption of energy and the associated emissions of carbon dioxide will continue to be a key focus in the coming years as GKN plays its part in achieving the requirements of the Kyoto Protocol. It is clear that in most countries, economic instruments, such as emission trading and the UK climate change levy, will be used by governments to achieve the Kyoto targets and efficient use of energy will therefore achieve both environmental and financial objectives.

Waste generation After a modest increase in 2000, generation of waste fell significantly in 2001. While there is an obvious environmental and financial benefit in reducing the amount of waste we need to

Group performance: Energy
index is normalised to £1,000 sales with 1999 as 100


01
96.3
00
102.3
99
100

Group performance: Waste
index is normalised to £1,000 sales with 1999 as 100


01
86.1
00
101.7
99
100

dispose of, there are other benefits in managing waste efficiently. Virtually all the waste we dispose of was purchased at some point and developments, such as the near net casting programme developed by GKN Sheepbridge Stokes, mean that less raw material is used to make the product; the consumption of energy in handling that raw material is also reduced.

Water consumption The consumption of water has fallen in both 2000 and 2001. Although GKN does not have significant operations in areas of critical water shortages, water consumption is used as a proxy for wastewater generation. The reductions in water consumption are matched by reductions in the environmental impact of Group activities caused by the discharge of contaminated wastewater.

Volatile Organic Compounds (VOC) GKN, although not a major user of volatile organic compounds, recognises their environmental impact and closely monitors their use. The principal uses of these materials are as constituents in paint systems and in cleaning solvents used in paint plants. In recent years the introduction of high solids (i.e. low solvent) paints has resulted in a steady reduction in the amounts of these substances used by the Group and the significant reduction from 1999 to 2000 is part of that pattern. However, the reduction in the use of solvents in paint processes has increased the relative importance of other uses such as lubricants in sizing presses used in the sinter metal operations. The increase in VOC use from 2000 to 2001 is the result of changing order patterns in these businesses; plans are in hand to reduce their usage in future years.

GKN is determined to work continuously to minimise its environmental impact both as a result of its own activities as well as those of its suppliers. We need to work with our customers and suppliers to ensure that we play our part in reducing the impact of our products during and at the end of their life. Sustainable development will be a major challenge to the Group in future years and, to ensure that we adopt a holistic approach, a group has been set up under the chairmanship of an Executive Director to develop an effective Group strategy to ensure that these vital issues are considered as a fundamental part of our day-to-day operating decisions.

In 2001 there were no instances in which legal action taken by regulators resulted in production stoppages. Of the four cases in which action was taken, two resulted in fines totalling £7,310. In addition, a fine of £10,345 was imposed in respect of an incident that took place in a prior year.

Employment policies
The Group's Employment Law and Practices Policy requires every Group business to adopt employment policies and procedures ensuring that employees and prospective employees are given equal opportunities irrespective of sex, race, sexual orientation, disability, religion or ethnic origin. Wherever it operates, the Group complies with local employment law and practices.

All businesses are required to ensure that employment decisions are based on qualifications and merit. The working environment is required to be free from all forms of discrimination and from any form of conduct, physical or verbal, which could be considered to be harassing (including sexual harassment), coercive or disruptive. Working conditions must be safe and healthy and there are specific requirements in relation to substance abuse and dangerous weapons.

Group performance: Water
index is normalised to £1,000 sales with 1999 as 100


01
83.8
00
90.5
99
100

Group performance: VOC
index is normalised to £1,000 sales with 1999 as 100


01
77.3
00
73.0
99
100

Policies are designed to encourage employees to report and discuss problems on a confidential basis and provide expeditious and confidential grievance procedures.

GKN has established an International Leadership Development Programme that recruits high calibre graduates from many of the world's leading universities. The aim is to create a pool of talent from which senior professional and managerial positions can be filled in accordance with the needs of the business. The programme will ensure that GKN has the right people to lead the business in the future. It exposes individuals to diverse business situations and sectors through demanding value added project work, instils confidence and self-sufficiency through international placements, and develops proficiency in a new language. Currently the programme is recruiting in the UK, Germany, Spain, Italy, France and North America and increasingly reflects the international nature of GKN.

Consultation mechanisms exist across the world to provide open communication between management and representatives of union and non-unionised employees. The European Works Council, which covers all European operations, has been running for six years. Management and employee representatives recognised its worth by agreeing during the year new arrangements for its continuance. GKN is also a member of the Engineering Employers Federation and Confederation of British Industry in the UK and the German Employers Federation.

GKN is committed to achieving the highest standards of performance and ensures through training and development that employees have the skills and experience to perform their roles as effectively as possible.

In the UK, GKN has participated in the Investors In People (IIP) programme. However, given the Group's global growth and the geographic limitations of IIP, the Business Excellence Programme is now the primary route to best-in-class standards in all aspects of managing the business and is being deployed progressively on a worldwide basis across the Group. The programme uses the EFQM and Six Sigma Business Excellence Models to identify opportunities for continuous improvement in many activities including leadership, people development and empowerment, operational processes and customer relationship management. It has a particular focus on knowledge sharing and stimulating innovation to promote a learning culture. These sharing activities have gained significant momentum over the year. In 2001 GKN appointed a senior executive to manage business excellence throughout the Group.

Ethical standards policy

All GKN employees are required to maintain high standards of integrity, honesty and fair dealing. As part of the overall Group Ethical Standards Policy, individual divisional and company policies require compliance with all applicable laws and regulations, and prohibit corrupt practices and the acceptance or making of bribes. All commercial transactions must be properly recorded. Assets and confidential information must be fully protected and used only for the purpose for which they were provided. Employees are also required to avoid conflicts of interest between their business relationships and personal activities. All employees have access to nominated executives for advice, assistance and, where necessary, rulings on ethical issues which may arise.

Competition policy

To ensure that Group companies comply with laws relating to competition and fair trading, the Group has a policy that relevant employees are trained in competition laws applicable to their day-to-day activities. Well over 1,000 employees have been trained through attendance at courses or by interactive CD-ROM training packages developed by the Group.

Data protection policy

The Group's Data Protection Policy is designed to ensure that personal information held throughout the Group is treated with due respect for the privacy of the individual. The policy is applied worldwide and is in some countries more exacting than local legislation.

Compliance with policies

Our internal control procedures (described in the Corporate Governance statement on pages 73 and 74) are designed to identify material breaches of the policies outlined above. No such breaches have been identified in respect of 2001.

Defence industry involvement

GKN's primary interest in defence is through its helicopter joint venture, AgustaWestland. All sales outside domestic markets are in accordance with relevant UK and Italian government export approval procedures. GKN Aerospace Services supplies structures for European and US military aircraft, the export of which is in accordance with government export approval procedures.

Employee numbers
as at 31 December 2001

- Subsidiaries 30,700
- Joint Ventures 4,000

- Subsidiaries 5,600
- Joint Ventures 9,500



Employee numbers
as at 31 December 2001

- UK 12,900
- Continental Europe 19,600
- Americas 12,900
- Rest of the World 4,400

(including subsidiaries and joint ventures)



BOARD OF DIRECTORS AND SENIOR MANAGEMENT TEAM


01


02


03


04


05


06


07


08

BOARD OF DIRECTORS

01 Sir David Lees (Age 65)
Non-executive Chairman Joined GKN in 1970 as an accountant becoming Group Finance Director in 1982. Appointed Group Managing Director in 1987 and Chairman and Chief Executive in 1988 before becoming non-executive Chairman in 1997. Holds various senior positions in industry-related associations including the National Defence Industries Council and Institute for Manufacturing, and member of the Panel on Takeovers and Mergers. Non-executive Chairman of Tate & Lyle plc, non-executive joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited and non-executive Director of Royal Opera House, Covent Garden Ltd. Fellow of the Institute of Chartered Accountants in England and Wales. [B, C, D, E]

02 Marcus Beresford (Age 59)
Chief Executive Joined GKN in 1992 and appointed Chief Executive in August 2001. Previously Managing Director of the Group's Industrial Services businesses which have now been demerged. Has over 30 years of managerial experience in the automotive and electronics industries. Non-executive Director of Spirent plc. Fellow of the Institute of Electrical Engineers and Member of the Institute of Mechanical Engineers. Degree (MA) in Mechanical Sciences from Cambridge University. [A, B, E]

03 Roy Brown (Age 55)
Non-executive Director Appointed in 1996. Non-executive Director of Brambles Industries plc, Brambles Industries Limited, British United Provident Association Ltd (BUPA) and Thus plc, and a former executive Director of Unilever plc and Unilever NV. Degree (BSc) in Mechanical Engineering from University College London, MBA (Harvard), Fellow of the Institute of Mechanical Engineers and Fellow of the Institute of Electrical Engineers. [B, C, D, E]

04 Richard Clowes (Age 51)
Managing Director Powder Metallurgy, OffHighway and AutoComponents Joined GKN in 1991 and appointed Chief Executive OffHighway Systems and AutoComponents in 1993. Appointed to the Board in November 2001. Worked for TI Group plc in a number of roles prior to GKN. Chartered Engineer and Member of the Institute of Mechanical Engineers. Degree (BSc) in Mechanical Engineering from Birmingham University. [A]

05 Dick Etches (Age 56)
Human Resources Director Joined GKN in 1997. Formerly Senior Vice-President of Human Resources of Grand Metropolitan plc's food sector in the US. Degrees in Psychology (BSc) from Edinburgh University and in Management Studies (MSc) from Durham University. [A]

06 Ian Griffiths (Age 51)
Managing Director Automotive Driveline Joined GKN in 1975. Appointed Chief Executive Automotive Driveline Division in November 2000 and to the Board in January 2001. Responsible for the Group's worldwide operations manufacturing driveline components and systems. Has been a member of the senior automotive driveline management team since 1990 during which time has been responsible for operations in the US and for global marketing and engineering. Degree (BSc) in Mechanical, Electrical and Production Engineering from Coventry University. [A]

07 Baroness Hogg (Age 55)
Non-executive Director Appointed in 1996. Chairman of 3i Group plc, Foreign & Colonial Smaller Companies plc and Frontier Economics Ltd, and non-executive Director of P&O Princess Cruises plc and Martin Currie Portfolio Investment Trust plc. A Governor of the BBC and former Head of the Prime Minister's Policy Unit. Degree (MA) in Politics, Philosophy and Economics from Oxford University. [B, C, D, E]

08 Dr Klaus Murmann (Age 70)
Non-executive Director Appointed in 1995. Chairman of Sauer-Danfoss Inc, formed following the merger of Sauer-Sundstrand Group with Danfoss Fluid Power. Founded Sauer Getriebe AG in 1969 and, following a merger with Sundstrand in 1987, developed it into the leading supplier of hydrostatic transmissions on a global basis. Other appointments include Chairman of Gothaer Versicherungsbank and non-executive Director of Bankgesellschaft Berlin AG and EON Energie AG. Degree (BA) in Political Science and a Dr. Juris. [B, D, E]


09


10


11


12


13

09 Sir John Parker (Age 59)
Non-executive Director Appointed 1993. Chairman of Lattice Group plc, non-executive Chairman of Firth Rixson plc, non-executive Deputy Chairman of RMC Group plc and non-executive Director of Brambles Industries plc, Brambles Industries Limited and P&O Princess Cruises plc. Former Chairman and Chief Executive of Babcock International Group plc and Harland and Wolff Holdings plc. Fellow of the Royal Academy of Engineering and Past President of the Royal Institution of Naval Architects. Degree (DSc) in Engineering from Belfast University. [B, C, D, E]

10 Kevin Smith, CBE (Age 47)
Managing Director Aerospace Joined GKN in November 1999. Responsible for GKN Aerospace and Chairman of AgustaWestland. Prior to GKN, held various positions in BAE Systems over a 20 year period becoming Group Managing Director – New Business in June 1998. Fellow of the Royal Aeronautical Society. Degree (BA) in Business Studies from the University of Central Lancashire. [A]

11 Nigel Stein (Age 46)
Finance Director Joined GKN in 1994 and appointed to the Board as Finance Director in August 2001. Has held a range of commercial, general management and finance roles within the Group, most recently Senior Vice-President, Finance and Chief Financial Officer of GKN Sinter Metals. Prior to GKN, had extensive experience in the commercial vehicle and manufacturing sector. Member of the Institute of Chartered Accountants of Scotland. Degree (BSc) in Engineering Science from Edinburgh University. [A]

12 Sir Peter Williams (Age 56)
Non-executive Director Appointed in June 2001. Master of St. Catherine's College, Oxford, prior to which Chairman and previously Chief Executive of Oxford Instruments plc. Non-executive Director of Advent VCT plc and Advent 2 VCT plc, and Chairman of the Japan Business Network of Trade Partners UK and the Engineering and Technology Board. Fellow of the Royal Society and of the Royal Academy of Engineering, and Chairman of the Trustees of the National Museum of Science and Industry. Degree (MA) in Natural Sciences and a PhD from Cambridge University. [B, C, D, E]

13 Grey Denham (Age 53)
Company Secretary Joined GKN in 1980 and was head of the Group Legal function for nine years before being appointed Company Secretary in 1996. Holds various positions on Industry and City bodies and currently Chairman of the Primary Markets Group of the London Stock Exchange. Law Degree (LL.B) from London University and a barrister.

A Member of Executive Committee
B Member of Chairman's Committee
C Member of Audit Committee
D Member of Remuneration Committee
E Member of Nominations Committee
The responsibilities of the Committees are described on page 72.

SENIOR MANAGEMENT TEAM

Automotive Driveline
Karmelo Ayesta
Director, Materials Management

Richard Best
MD, Operations – Asia Pacific

Mike Colyer
Area MD, Operations – France, Spain, UK

Maureen Constantine
Director, Human Resources

Al Deane
Director, Engineering

Otto Kaufmann
Area MD, Operations – Germany, Italy, Poland, Slovenia

Rainer Müller
Controller

Rolf Osterried
MD, Aftermarket Operations

Simon Pryce
Director, Finance & Controlling

Andy Reynolds Smith
MD, Operations – Europe

Ted Rodewig
Director, Marketing

Lutz Schulte
Director, Productivity, Business Excellence & Quality

Tom Stone
MD, Operations – Americas

Aerospace Services
Tom Battaglia
Executive V-P – GKN Aerospace North America Inc

Marcus Bryson
Chief Executive – Europe

Tony Cacace
President & CEO – Alabama

Graham Chipchase
Finance Director

Graham Chisnall
Director, Group Operations – Engineering

Graham Cole
Director, Government Affairs

Gary Cosby
Director, Group Operations – Manufacturing & Supply

Richard Deakin
Director, Business Development

Jay Fitzsimmons
President & CEO – St. Louis

Jimmy Johnston
Director, Human Resources

Jim Legler
President & CEO – Chem-tronics

Powder Metallurgy
Sinter Metals
Dr Volker Arnhold
V-P, Innovation & Development

Dr Harald Neubert
V-P, Product Management and European Sales

Art Rogers
Senior V-P, Human Resources

Andrew Rooke
V-P, Finance

Ken Sparks
Senior V-P, Manufacturing

Don Spence
President

Dr Manfred Weber
Senior V-P, Technology

Hoeganaes
Bob Fulton
Director & President – Hoeganaes Corporation

OffHighway Systems/AutoComponents
Manfred Arntz
CEO – Driveline Systems

Will Hoy
Financial Controller

Brian Montgomery
General Manager – Cab Systems

Jochen Müller
MD – GKN Walterscheid GmbH

David Richardson
MD – GKN Wheels

Bob Saunders
CEO – GKN AutoComponents

David Short
Director, Human Resources

Martyn Vaughan
CEO – GKN OffHighway Systems

Corporate Centre
Peter Baillie
Director, Corporate Communications

Derek Butler
Head of Treasury

David Clarke
Head of Corporate Audit

Bill Curral
Group Financial Controller

John Hughes
Deputy Finance Director

Rufus Ogilvie Smals
Head of Group Legal Department

Andrew Moss
Head of Employment & Development

David Pulling
Head of Strategic Planning

David Rood
Head of Investor Relations & External Reporting

Changes in the composition of the Group
On 7 August 2001 the Group completed the demerger of its Industrial Services businesses to Brambles Industries plc and the merger of these businesses with Brambles Industries Limited of Australia. The transaction is described in the Directors' Report on page 69 and reflected in the consolidated financial statements on pages 38 to 67 which show that in the seven months of Group ownership those businesses contributed £615 million to sales and £80 million to operating profit before goodwill amortisation and exceptional items. Because those statements do not reflect the composition of the continuing Group, a pro forma profit and loss account, statement of net assets and cash flow statement are shown on pages 32 to 37. These have been prepared to show the results for the Group excluding the demerged businesses for the whole of 2001 with 2000 comparative figures on the same basis. In addition to the trading results, the principal difference between the two is the exceptional charge of £20 million which arose in respect of the demerger transaction costs.

The remainder of this review discusses the figures shown in the pro forma statements. Unless otherwise noted references to profit are before goodwill amortisation and exceptional items.

The other structural change was the creation of AgustaWestland at the beginning of the year whereby GKN and Finmeccanica each contributed the assets of their helicopter businesses 'Westland' and 'Agusta' respectively to a new joint venture company, AgustaWestland NV, the shares in which are held equally by the two parties. The transaction has been accounted for so as to reflect its substance whereby the Group has exchanged 50% of its interest in the liabilities of Westland for a 50% interest in the fair value of the tangible assets of Agusta, effective from 1 January 2001.

New accounting standards
Two new accounting standards have been introduced during the period:

FRS 17 'Retirement Benefits' requires the surplus or deficit on defined benefit post-retirement schemes to be disclosed in these accounts and to be reflected in the Group Financial Statements no later than 2003. The detailed disclosure appears in note 26 of the accounts and shows a potential reduction in equity in respect of subsidiaries of £169 million, net of deferred tax, which compared with an increase of £4 million at the end of 2000. The change is almost entirely a result of the performance of equities over the period and does not, of itself, give rise to additional funding requirements. The funding of pension obligations is discussed in more detail later in this review.

FRS 18 'Accounting Policies' requires the regular review of accounting policies to ensure their appropriateness to the business. No change to existing policies has resulted from this review.

In addition, FRS 19 'Deferred Tax' has not been adopted but will be reflected in the 2002 accounts as required by the Standard. Its likely impact is described later in this review.

Sales and operating profit
Sales and operating profit before goodwill amortisation and exceptional items are discussed by business in the operating review on pages 12 to 19.

For the Group in total, sales were £4,337 million compared with £4,134 million in 2000, an increase of £203 million (5%). After eliminating the impact of currency, acquisitions, changes in status and specifically AgustaWestland (where direct comparison is not possible), the underlying increase was 1.2%.

Automotive sales of £2,844 million were £161 million (6%) above 2000 but the underlying figure was similar. On a reported basis Aerospace sales of £1,493 million were flat but the underlying performance is masked by the creation of the AgustaWestland joint venture. In Aerospace Services, subsidiaries' sales rose to £630 million largely due to the acquisition of Boeing's St. Louis structures plant.

Total operating profit of £306 million was £118 million (28%) below 2000 with an underlying reduction of 34%. The reduction in Automotive operating profit was £121 million (39%) to £187 million while Aerospace showed a marginal improvement from £116 million to £119 million. The underlying movements were a reduction of 39% in Automotive and 2% in Aerospace though, as noted above, in the latter case the comparison is affected by the change in status of AgustaWestland.

Exceptional items
There were two separate exceptional costs charged to operating profit in the period. A charge was announced in August 2001 in respect of a corporate centre reorganisation consequent upon the demerger, of which £10 million was charged to continuing businesses (with a further £24 million being charged as exceptional in discontinued businesses).

In October 2001, a reorganisation was announced to reduce capacity in the Aerospace and Automotive businesses as a result of the changed market conditions which applied in the latter half of the year. In this respect, £88 million was charged as an exceptional charge to operating profits in 2001, £50 million in respect of write downs in Aerospace assets and £38 million for redundancy and other costs in Aerospace and Automotive. A further £40 million is likely to be charged in 2002 to cover the remainder of this reorganisation as it is implemented.

The cash cost of operating exceptional charges in the period was £27 million and the cash cost in 2002 to complete all these reorganisations is estimated at approximately £50 million.

Exceptional credits arising on the sale or closure of businesses totalled £7 million. £2 million arose within subsidiaries from the sale of Sitec GmbH together with the withdrawal from a small Automotive Driveline joint venture. Within associates, the Group's share of the profit made by Alvis plc on its divestment of Avimo Group Ltd was £5 million.

Interest
Net interest payable by subsidiaries was £59 million (2000 – £34 million). The increase arose largely because of the £144 million of cash injected into the AgustaWestland joint venture, the impact of the cash cost of acquisitions in the latter half of 2000 and early in 2001 and higher working capital levels over much of the first half of the year.

Interest was 5.0 times covered by Group operating profit before goodwill amortisation and exceptionals.

Profit before tax
Profit before tax, goodwill amortisation and exceptional items was £245 million compared with £386 million in 2000, a decrease of 37%.

After exceptional items and goodwill amortisation, profit before tax was £107 million. This compared with the 2000 figure of £346 million.

Taxation
The rate of tax as a percentage of profit before goodwill amortisation and exceptional items reduced slightly to 25.1% from 26.2% last year largely because of the benefit of tax planning initiatives.

The tax charge of £60 million represented 56% of profit before tax due to the level of exceptional items, a large element of which did not attract immediate tax relief.

The underlying tax rate in 2002 and beyond is expected to show a modest, progressive increase as a result of changes in the geographical mix of profits. There may, however, be some favourable impact from the resolution of outstanding tax issues.

The move to full provision for deferred tax, consequent upon the implementation of FRS 19 in 2002, is expected to add around a further 4-6 percentage points to the charge in the profit and loss account for the year but this will have no cash impact. The prior year adjustment on adopting this policy is estimated at £59 million.

Earnings
Earnings per share before goodwill amortisation and exceptional items fell by 36.8% to 24.7p from 39.1p a year earlier as a result of the lower operating profits and higher interest costs referred to above.

Dividend
As noted in the Chairman's statement on page 7, a final dividend of 7.3p per share is proposed, payable on 17 May 2002 to shareholders on the register at 15 March 2002.

Together with the interim dividend of 7.6p for the business including the demerged Industrial Services, total dividends paid by GKN in respect of 2001 will therefore be 14.9p.

This dividend is the first in respect of the Group following the demerger and, on the basis that the dividends will normally be split approximately one-third as an interim and two-thirds as a final dividend, the proposed dividend equates to a total annual dividend on a pro forma basis of 11.0p for 2001.

Cash flow
Cash inflow from operations was £452 million compared with £335 million in 2000. Operating cash flow, which is used as a performance measure in the financial management of the Group and which is defined as cash inflow from subsidiaries' operating activities after deducting all capital expenditure, was £206 million (2000 – £89 million). There was a reduction of £167 million in working capital or £111 million excluding the impact of exceptional costs and stock write downs. Of this latter figure, £71 million came from debtors and £49 million from customer advances, reflecting the focus on cash management within the Group.

Dividends from joint ventures and associates increased to £49 million (2000 – £14 million) largely due to dividends received from AgustaWestland. AgustaWestland has a policy of 100% distribution of earnings unless otherwise agreed by the shareholders.

Capital expenditure was £246 million (2000 – £246 million). This reflected continuing high levels of investment in the Driveline and Sinter Metals businesses in support of new production programmes, cost reduction and productivity initiatives. This represented 149% of depreciation.

The net impact of acquisitions and divestments on the cash flow was an outflow of £136 million (2000 – £109 million) and the net cash inflow for the year was £29 million (2000 outflow of £95 million).

Treasury management
GKN coordinates all treasury activities through a central function whose purpose is to manage the financial risks of the Group as described below and to secure short- and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted, and none has occurred during the year.

The central treasury function prepares a formal report bi-annually to the Board of GKN plc, and prepares formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to an annual internal and annual external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board approved parameters.

These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arms-length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility, through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of committed multi-currency bilateral revolving credit facilities with a group of relationship banks, and with a range of maturities from 364 days to three years. Borrowings under these facilities are unsecured and were denominated solely in sterling at 31 December 2001.

Capital markets borrowings include the £300 million 6.75% unsecured bonds issued in October 1999. These bonds had a maturity on issue of 20 years. Since the year-end the Group has judged it advantageous to extend the bond and has issued a further £50 million at the same coupon rate. Pricing of the bond was set to achieve a net interest rate of 6.99%.

At the year-end the Group had committed borrowing facilities of £1,379 million, of which £890 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 7.3 years. The Group also has access to substantial lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

Risk management

The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA- or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions).

As reported previously, it is the Group's policy to keep the parameters governing interest rate fixing under review from time to time to take account of movements in the interest rate environment and also changes in the disposition and nature of the Group's operating assets. It is the Group's current policy to require interest rates to be fixed in the range 30%-70% of the level of underlying borrowings forecast to arise over a 12-month horizon, reducing on a tapering basis to a minimum of 0% fixing for debt maturities extending beyond three years on a rolling basis.

At 31 December 2001, 32% of the Group's gross financial liabilities were at fixed rates of interest. The weighted average period in respect of which interest has been fixed was 16.6 years.

Currency risk
The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts.

The level of hedges may be varied from time to time as the volume of underlying trading also varies. Differences arising on such variations are taken to the profit and loss account either as a credit or a charge. The Group has a significant investment in overseas operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or eurocurrency markets) or synthetically through the use of rolling annual forward foreign exchange contracts. Borrowings created synthetically through the use of such contracts amounted to £924 million at 31 December 2001 and were denominated in US dollars (57%), euro (38%) and yen (5%).

Goodwill
At the year-end the balance sheet showed goodwill of £525 million in relation to subsidiaries and a further £112 million within the equity value of joint ventures and associates. In addition to normal amortisation, which takes place over periods of up to 20 years, an impairment of £7 million was recognised in respect of two small loss-making Sinter Metals operations.

Net borrowings
At the end of the year the Group had net borrowings of £885 million (2000 – £601 million). These are net of customer advances of £50 million (2000 – £315 million), which are shown in short-term creditors in the balance sheet. Debt in joint ventures totalled £58 million, most of which was in AgustaWestland.

Shareholders' equity
Shareholders' equity in the consolidated Group reduced from £1,457 million at the end of 2000 to £1,036 million at the end of 2001. There was a reduction of £451 million as the result of the demerger of the Industrial Services businesses and a transfer to the profit and loss account of £73 million. These were partly offset by an increase of £110 million arising on the formation of AgustaWestland. Other movements, mainly currency, gave rise to a net reduction of £7 million.

The capital restructuring, which took place as part of the demerger, created distributable reserves of £840 million in the parent company.

Pensions
The implementation of FRS 17 in subsidiaries would have reduced shareholders' funds by £169 million at the end of 2001 but would have increased them by £4 million at the end of 2000. This volatility is a feature of the Standard and is likely to give rise to significant movements in the future which will be reflected in the Statement of Recognised Gains and Losses. The impact on reported earnings is unlikely to be large though there will be some volatility in that element which is treated as cost of finance. The cost of funding pension obligations is not affected by FRS 17 but is driven by the longer-term view taken when computing the minimum funding requirement (MFR). For the GKN schemes it appears unlikely that major additional funding will be required and the present expectation is that additional cash contributions of around £10 million per annum will be required over the next three to four years. These are not material to the Group.

The equity value of joint ventures will also be affected by the implementation of FRS 17 and the corresponding adjustment at the end of 2001 would have reduced shareholders' funds by £18 million.

Financial resources and going concern
At 31 December 2001 the Group had available, but undrawn, committed borrowing facilities totalling £489 million.

In the light of future funding requirements, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

PRO FORMA PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Pro forma notes	Acquisitions in year £m	Other companies £m	Total 2001 £m	Total 2000 £m
Sales					
Subsidiaries		210	3,107	3,317	3,892
Share of joint ventures		–	963	963	180
Share of associates		–	57	57	62
		210	4,127	4,337	4,134
Operating profit					
Subsidiaries:					
Before exceptional items and goodwill amortisation		16	177	193	389
Goodwill amortisation		(1)	(37)	(38)	(28)
Exceptional items	1	–	(102)	(102)	(45)
Total subsidiaries		15	38	53	316
Share of joint ventures:					
Before goodwill amortisation		–	110	110	31
Goodwill amortisation		–	(5)	(5)	–
Total share of joint ventures		–	105	105	31
Share of associates		–	3	3	4
Total operating profit		15	146	161	351
Exceptional items					
Profits less losses on sale or closure of businesses:					
Subsidiaries	1	–	2	2	27
Share of associates	1	–	5	5	6
Profit before interest and taxation		15	153	168	384
Interest (payable)/receivable:					
Subsidiaries	2			(59)	(34)
Share of joint ventures and associates	2			(2)	(4)
Profit on ordinary activities before taxation				107	346
Taxation				(60)	(125)
Profit on ordinary activities after taxation				47	221
Minority interests – equity				(5)	(5)
Earnings of the year				42	216
Earnings per share – p	3			5.8	30.2
Diluted earnings per share – p	3			5.8	29.8

Results before goodwill amortisation and exceptional items			
Operating profit – £m		306	424
Profit before tax – £m		245	386
Earnings per share – p	3	24.7	39.1

GKN CONTINUING BUSINESSES

PRO FORMA STATEMENT OF NET ASSETS

AT 31 DECEMBER 2001

	2001 £m	2000 £m
Fixed assets		
Intangible assets – goodwill	525	535
Tangible assets	1,399	1,341
	1,924	1,876
Investments		
Joint ventures:		
Share of gross assets	1,073	304
Share of gross liabilities	(861)	(224)
	212	80
Associates	9	16
Other investments	21	32
	242	128
Total fixed assets	2,166	2,004
Current assets		
Stocks	503	595
Debtors	546	723
Cash at bank and in hand	167	143
	1,216	1,461
Creditors: amounts falling due within one year		
Short-term borrowings	(295)	(116)
Creditors	(730)	(1,067)
Taxation payable	(190)	(204)
Dividend payable	(53)	(93)
	(1,268)	(1,480)
Net current liabilities	(52)	(19)
Total assets less current liabilities	2,114	1,985
Creditors: amounts falling due beyond one year		
Term loans and obligations under finance leases	(754)	(623)
Provisions for liabilities and charges	(302)	(291)
Net assets	1,058	1,071

GKN CONTINUING BUSINESSES

PRO FORMA CASH INFLOW FROM OPERATING ACTIVITIES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Operating profit from continuing operations	53	316
Depreciation and goodwill amortisation	203	185
Loss on sale of tangible fixed assets	1	–
Impairment of fixed assets	19	–
Decrease/(increase) in stocks	44	(58)
Decrease/(increase) in debtors	71	(58)
Increase/(decrease) in creditors	3	(16)
Increase/(decrease) in provisions	9	(1)
Increase/(decrease) in customer advances	49	(27)
Exceptional items	–	(6)
Net cash inflow from operating activities	452	335

PRO FORMA CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Net cash inflow from operating activities (see above)	452	335
Dividends from joint ventures and associates	49	14
Returns on investments and servicing of finance		
Net interest paid	(58)	(29)
Dividends paid to minority interests	(1)	(3)
	(59)	(32)
Taxation	(33)	(58)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(246)	(246)
Other	2	1
	(244)	(245)
Acquisitions and disposals		
Purchase of subsidiaries and joint ventures	(137)	(223)
Sale of subsidiaries and joint ventures	1	114
	(136)	(109)
Cash inflow/(outflow) from continuing businesses	29	(95)

PRO FORMA MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Cash inflow/(outflow) from continuing businesses (see above)	29	(95)
Dividends/redemption of 'B' Shares	(148)	(134)
Creation of AgustaWestland	(144)	–
Subsidiaries acquired and sold	–	(24)
Currency variations	(6)	(72)
Proceeds of share issues	15	12
New finance leases	–	(5)
Continuing businesses total outflow	(254)	(318)
Cash outflow from discontinued businesses	(30)	(2)
Net borrowings at beginning of period	(601)	(281)
Net borrowings at end of period	(885)	(601)

GKN CONTINUING BUSINESSES

PRO FORMA SEGMENTAL ANALYSIS

FOR THE YEAR ENDED 31 DECEMBER 2001

	Sales		Operating profit		Net operating assets	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
By business						
Automotive:						
Subsidiaries	**2,687**	2,530	**161**	281	**1,392**	1,447
Joint ventures	**157**	153	**26**	27	**91**	95
	2,844	2,683	**187**	308	**1,483**	1,542
Aerospace:						
Subsidiaries	**630**	1,362	**32**	108	**328**	148
Joint ventures	**806**	27	**84**	4	**106**	95
Associates	**57**	62	**3**	4	**4**	15
	1,493	1,451	**119**	116	**438**	258
	4,337	4,134	**306**	424	**1,921**	1,800
Goodwill amortisation	**–**	–	**(43)**	(28)	**–**	–
Exceptional items	**–**	–	**(102)**	(45)	**–**	–
Total	**4,337**	4,134	**161**	351	**1,921**	1,800
By region of origin						
Europe:						
Subsidiaries	**1,715**	2,570	**122**	274	**842**	794
Joint ventures	**851**	79	**93**	13	**127**	116
Associates	**57**	62	**3**	4	**4**	15
	2,623	2,711	**218**	291	**973**	925
Americas:						
Subsidiaries	**1,340**	1,131	**53**	106	**801**	724
Joint ventures	**68**	60	**11**	10	**42**	42
	1,408	1,191	**64**	116	**843**	766
Rest of the World:						
Subsidiaries	**262**	191	**18**	9	**77**	77
Joint ventures	**44**	41	**6**	8	**28**	32
	306	232	**24**	17	**105**	109
Total	**4,337**	4,134	**306**	424	**1,921**	1,800

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £129 million (2000 – £287 million) and Aerospace £32 million (2000 – £64 million) and by region of origin as follows: Europe £125 million (2000 – £263 million), Americas £14 million (2000 – £72 million) and Rest of the World £22 million (2000 – £16 million).

4 Net operating assets are analysed as follows:

	2001 £m	2000 £m
Tangible fixed assets	**1,399**	1,341
Stocks	**503**	595
Debtors	**545**	721
Creditors – short-term	**(727)**	(1,062)
Net operating assets of joint ventures and associates	**201**	205
	1,921	1,800

PRO FORMA FINANCIAL INFORMATION

Basis of preparation

The unaudited pro forma financial information for the continuing GKN Group which appears on pages 32 to 37 has been prepared as if the Industrial Services businesses had been demerged from the GKN Group on 1 January 2000 and excludes the costs of the transaction itself. It is based on the audited consolidated accounts of GKN for the years ended 31 December 2001 and 2000 from which the results of the Industrial Services businesses have been eliminated. The profit and loss account and net asset figures for the year to 31 December 2000 are those which appear in the Listing Particulars for 'New GKN plc' dated 22 June 2001.

Notes:

1 Exceptional items

	2001 £m	2000 £m
a) Operating exceptional items		
Asset impairments	**(70)**	(13)
Redundancy costs	**(23)**	(18)
Other	**(9)**	(14)
	(102)	(45)

Following the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of the year, the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace investments. This resulted in a charge to operating profit in the year of £102 million and a cash outflow of £3 million with a further cash outflow of approximately £32 million anticipated in 2002.

	2001 £m	2000 £m
b) Non-operating exceptional items – Profits less losses on sale or closure of businesses		
Subsidiaries:		
GKN Aerospace Services sale and closure of businesses	**9**	(17)
Goodwill previously written off to reserves	**(2)**	(8)
	7	(25)
GKN Automotive Driveline sale of businesses	**–**	62
Goodwill previously written off to reserves	**–**	(5)
	–	57
Other	**(5)**	(5)
Total subsidiaries	**2**	27
Share of associate:		
Alvis plc – sale of shares in Avimo Group Ltd	**5**	6

2 Interest

The interest charge for 2000 has been adjusted to reflect the terms of the Demerger including, inter alia, the transfer of other investments in the Industrial Services activities of £50 million as at 31 December 2000 and the associated loss of interest of £3 million.

3 Earnings per share

Earnings per share for 2001 are based on earnings of the year of £42 million (2000 – £216 million) and calculated on the weighted average number of 720.1 million shares in issue and ranking for dividend (2000 – 715.4 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 727.6 million (2000 – 725.2 million) shares which comprises shares in both GKN plc (from 1 August 2001) and the former parent company (now GKN Holdings plc) (prior to 1 August 2001).

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2001 £m	2000 £m	**2001 p**	2000 p
Earnings of the year	**42**	216	**5.8**	30.2
Included in operating profit:				
Goodwill amortisation	**43**	28	**6.0**	3.9
Exceptional items	**102**	45	**14.2**	6.3
Non-operating exceptional items	**(7)**	(33)	**(1.0)**	(4.6)
Taxation attributable to exceptional items	**(2)**	24	**(0.3)**	3.3
Earnings before goodwill amortisation and exceptional items	**178**	280	**24.7**	39.1

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	Continuing operations: Acquisitions in year £m	Continuing operations: Other companies £m	Industrial Services* £m	Total 2001 £m	Total 2000 £m
Sales						
Subsidiaries		210	3,107	115	3,432	4,124
Share of joint ventures		–	963	500	1,463	910
Share of associates		–	57	–	57	62
	2	210	4,127	615	4,952	5,096
Operating profit						
Subsidiaries:						
Before exceptional items and goodwill amortisation		16	177	10	203	421
Goodwill amortisation		(1)	(37)	(2)	(40)	(30)
Exceptional items	4	–	(102)	(4)	(106)	(45)
Total subsidiaries	3	15	38	4	57	346
Share of joint ventures:						
Before goodwill amortisation		–	110	70	180	168
Goodwill amortisation		–	(5)	(4)	(9)	(5)
Total share of joint ventures		–	105	66	171	163
Share of associates		–	3	–	3	4
Total operating profit		15	146	70	231	513
Exceptional items						
Profits less losses on sale or closure of businesses:						
Subsidiaries	4	–	2	(3)	(1)	27
Share of associates	4	–	5	–	5	6
Demerger costs	4	–	–	(20)	(20)	–
Profit before interest and taxation		15	153	47	215	546
Interest (payable)/receivable:						
Subsidiaries	5				(59)	(31)
Share of joint ventures and associates	5				(21)	(34)
Profit on ordinary activities before taxation					135	481
Taxation	6				(95)	(157)
Profit on ordinary activities after taxation					40	324
Minority interests – equity					(5)	(5)
Earnings of the year					35	319
Dividends	7				(108)	(143)
Transfer (from)/to reserves					(73)	176
Earnings per share – p	8				4.9	44.6
Diluted earnings per share – p	8				4.8	44.0

Results before goodwill amortisation and exceptional items	Notes	Total 2001	Total 2000
Operating profit – £m		386	593
Profit before tax – £m		306	528
Earnings per share – p	8	31.1	54.5

*Industrial Services businesses are shown separately as they became discontinued on 7 August 2001.

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2001

	Notes	2001 £m	2000 £m
Fixed assets			
Intangible assets – goodwill	10	**525**	579
Tangible assets	11	**1,399**	1,391
		1,924	1,970
Investments:			
Joint ventures			
Share of gross assets		**1,073**	1,392
Share of gross liabilities		**(861)**	(1,053)
		212	339
Associates		**9**	16
Other investments		**21**	82
	12	**242**	437
Total fixed assets		**2,166**	2,407
Current assets			
Stocks	13	**503**	602
Debtors	14	**546**	755
Cash at bank and in hand	15	**167**	143
		1,216	1,500
Creditors: amounts falling due within one year			
Short-term borrowings	16	**(295)**	(116)
Creditors	17	**(730)**	(1,104)
Taxation payable	18	**(190)**	(204)
Dividend payable		**(53)**	(93)
		(1,268)	(1,517)
Net current liabilities		**(52)**	(17)
Total assets less current liabilities		**2,114**	2,390
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	19	**(754)**	(623)
Provisions for liabilities and charges	22	**(302)**	(291)
Net assets		**1,058**	1,476
Capital and reserves*			
Called up share capital	23/24	**364**	3,546
Share premium account	24	**3**	–
Revaluation reserve	24	**45**	48
Other reserves	24	**(84)**	(2,719)
Profit and loss account	24	**708**	582
Equity interest		**1,036**	1,457
Minority interest – equity		**22**	19
		1,058	1,476

*Consolidated capital and reserves at 31 December 2000 have been restated as explained in note 24.

The accounts were approved by the Board of Directors on 6 March 2002 and were signed by:

Sir David Lees, Marcus Beresford, Nigel Stein, Directors

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Earnings of the year		
Subsidiaries	(70)	218
Share of joint ventures	99	92
Share of associates	6	9
	35	319
Currency variations	(21)	3
Other reserve movements	(3)	(5)
Total recognised gains and losses of the year	11	317

Earnings of the year on an historical cost basis are not materially different from those reported above.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Total recognised gains and losses of the year	11	317
Dividends	(108)	(143)
Demerger of Industrial Services	(451)	–
Issue of Ordinary Shares net of costs	15	10
Redemption of 'B' Shares	–	(84)
Creation of AgustaWestland	110	–
Goodwill on businesses sold and closed	2	13
Total (decrease)/increase	(421)	113
Shareholders' equity at 1 January 2001	1,457	1,344
Shareholders' equity at 31 December 2001	1,036	1,457

MOVEMENT IN NET DEBT
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Increase/(decrease) in cash	47	(66)
Decrease in liquid resources and financing	(196)	(81)
Cash outflow before use of liquid resources and financing	(149)	(147)
Currency variations	(6)	(72)
Net proceeds of Ordinary Share issues	15	12
Redemption of 'B' Shares	–	(84)
New finance leases	–	(5)
Creation of AgustaWestland	(144)	–
Subsidiaries acquired and sold	–	(24)
Total decrease	(284)	(320)
Net borrowings at 1 January 2001	(601)	(281)
Net borrowings at 31 December 2001	(885)	(601)

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	2001 £m	2000 £m
Net cash inflow from operating activities	a	**439**	365
Dividends from joint ventures and associates		**75**	48
Returns on investments and servicing of finance			
Interest received		**16**	28
Interest paid		**(75)**	(57)
Dividends paid to minority interests		**(1)**	(3)
		(60)	(32)
Taxation			
United Kingdom		**15**	6
Overseas		**(51)**	(71)
		(36)	(65)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(258)**	(261)
Sale of tangible fixed assets		**6**	8
Investment loans and additional capital contributions to joint ventures and associates		**(30)**	(45)
Other financial investments		**(1)**	(2)
		(283)	(300)
Acquisitions and disposals			
Purchase of subsidiaries	b	**(137)**	(214)
Purchase of joint ventures		**(9)**	(12)
Sale of subsidiaries	b	**10**	114
Sale of joint ventures		**–**	(1)
		(136)	(113)
Equity dividends paid		**(148)**	(50)
Cash outflow before use of liquid resources and financing		**(149)**	(147)
Management of liquid resources			
Increase in short-term loans and deposits		**(10)**	(13)
Decrease in short-term loans and deposits		**9**	7
	c	**(1)**	(6)
Financing			
Net proceeds from Ordinary Share issues		**15**	12
Redemption of 'B' Shares		**–**	(84)
Proceeds of other term borrowings		**728**	356
Repayment of other term borrowings		**(538)**	(188)
Finance leases		**(8)**	(9)
	c	**197**	87
Increase/(decrease) in cash	c	**47**	(66)

NOTES ON THE CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Continuing operations £m	Discontinued operations £m	Total 2001 £m	Total 2000 £m
a) Net cash inflow from operating activities				
Operating profit	53	4	57	346
Depreciation and goodwill amortisation	203	6	209	193
Loss/(profit) on sale of tangible fixed assets	1	(1)	–	(5)
Impairment of fixed assets	19	4	23	–
Decrease/(increase) in stocks	44	(1)	43	(59)
Decrease/(increase) in debtors	71	4	75	(55)
Increase/(decrease) in creditors	3	(14)	(11)	(25)
Increase/(decrease) in provisions	9	(1)	8	(1)
Increase/(decrease) in customer advances	49	–	49	(27)
Exceptional items (note 4)	–	(14)	(14)	(2)
Net cash inflow/(outflow) from operating activities (note i)	452	(13)	439	365

	Acquisitions		Sales	
	2001 £m	2000 £m	2001 £m	2000 £m
b) Purchase and sale of subsidiaries				
Fixed assets	(66)	(92)	1	34
Working capital and provisions	(40)	(9)	3	9
Taxation payable	–	6	–	(1)
Cash	–	1	–	3
Loans and finance leases	3	26	(3)	(2)
Minority interests	–	(13)	–	5
	(103)	(81)	1	48
Change from joint venture status	–	20	–	–
Surplus on sales	–	–	7	64
Goodwill	(29)	(160)	2	5
Total consideration	(132)	(221)	10	117
Deferred consideration	(5)	8	–	–
Consideration (paid)/received	(137)	(213)	10	117
Less: cash	–	(1)	–	(3)
Net cash (outflow)/inflow	(137)	(214)	10	114

	Net borrowings at end of year		Change in 2001		
	2001 £m	2000 £m	Cash £m	Liquid resources (note iii) £m	Financing £m
c) Analysis of movements in net debt					
Bank balances and cash (note ii)	141	117	24	–	–
Short-term loans and deposits	26	26	–	–	–
Bank overdrafts	(21)	(38)	17	–	–
Other short-term borrowings	(274)	(78)	–	–	(196)
Term loans	(745)	(610)	–	–	(135)
Finance leases:					
Due within one year	(3)	(5)	–	–	2
Due in more than one year	(9)	(13)	–	–	4
	(885)	(601)	41	–	(325)
Net proceeds of Ordinary Share issues			–	–	(15)
Creation of AgustaWestland			–	–	144
Currency variations			6	1	(1)
Net cash inflow/(outflow)			47	1	(197)

Notes:

i Included in cash inflow from operating activities is expenditure of £27 million (2000 – £12 million) in respect of operating exceptional items in 2000 and 2001.

ii Cash consists of cash in hand and bank balances and overdrafts repayable on demand as defined by FRS 1 (revised).

iii Liquid resources consist of short-term investments, loans and deposits excluding cash.

NOTES ON THE ACCOUNTS

1 Basis of consolidation

Accounting policies

These accounts are prepared under the historical cost convention, as modified by the revaluation of land and buildings, and comply with UK applicable accounting standards. New standards applied in the period were:

FRS 17 'Retirement Benefits' – The disclosures required by this standard are shown in note 26. As permitted by its transitional arrangements, figures arising under the standard have not been reflected in the financial statements.

FRS 18 'Accounting Policies' – The standard requires the Directors to adopt the most appropriate accounting policies for the purpose of giving a true and fair view of the Group's results. There have been no changes to the Group's accounting policies as a result of this requirement.

The Group's accounting policies are shown in the notes on pages 43 to 65.

Demerger of Industrial Services businesses

The restructuring of the Group following the demerger of the Industrial Services businesses (the 'Demerger'), to which reference is made in the Chairman's statement on page 6, the Financial Review on page 28 and the Directors' Report on page 69, has been accounted for using the principles of merger accounting under group reconstruction relief. The impact on shareholders' equity is detailed in note 24.

Composition of the Group accounts

The Group accounts consolidate the accounts for the year to 31 December 2001 of the Company and its subsidiaries.

Subsidiaries acquired and sold

The results of subsidiaries acquired or sold during the year, including the demerged businesses, are included in the consolidated profit and loss account from the date of acquisition or to the date of disposal. In the case of acquisitions during the year the acquisition method of accounting has been used.

Discontinued operations

Where material, profits or losses are analysed as discontinued operations where businesses are sold or closed by the date on which the accounts are approved. Where businesses are treated as sold or closed in the current year, the prior year's analyses are restated to reflect those businesses as discontinued.

Foreign currencies

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

Where practicable, the Group's overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Differences arising on translation of overseas net assets less exchange differences on borrowings which finance those net assets are dealt with through reserves.

The exchange rates used for the currencies most important to the Group's operations are:

	£1=euro	£1=US$
2001 average	**1.61**	**1.44**
2000 average	1.64	1.52
2001 year-end	**1.64**	**1.45**
2000 year-end	1.59	1.49

Derivatives and financial instruments

The Group's accounting policy for derivatives is to recognise in the profit and loss account gains and losses on hedges of revenues or operating payments only as they crystallise.

The Group uses forward foreign exchange contracts to manage its exposure to foreign exchange risks and hedge a proportion of its investment in overseas subsidiaries and investments denominated in foreign currencies, where such hedging can be carried out on an economically acceptable basis. Such financial instruments are treated as hedges against the underlying assets or liabilities, with

1 Basis of consolidation continued

matching accounting treatments and cash flows. All gains or losses are taken to the statement of total recognised gains and losses until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the profit and loss account. Interest differentials resulting from the use of financial instruments to hedge these exposures are dealt with in the profit and loss account.

Any instruments no longer designated as hedges are restated at market value and any gains or losses are taken directly to the profit and loss account.

The book values of short-term debtors and creditors are the same as their fair values and have been excluded from the financial instrument disclosures other than those on currency exposures.

Goodwill

Goodwill arising on consolidation consists of the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill arising on acquisitions completed prior to 31 December 1997 has been eliminated against reserves. Goodwill arising on acquisitions after that date is capitalised as a fixed asset and amortised on a straight line basis over its estimated useful life up to a maximum of 20 years. Where an acquired business is sold and goodwill has been previously deducted from reserves, the goodwill is taken into account in calculating the profit or loss on sale.

2 Sales

Sales shown in the profit and loss account exclude value added taxes and, except in the case of long-term contracts in the AgustaWestland joint venture, represent the invoiced value of goods and services charged to external customers. On long-term contracts in AgustaWestland, sales are based on the estimated sales value of work done. The geographical markets supplied by subsidiaries, joint ventures and associates are as follows:

	Geographical markets supplied				
	United Kingdom £m	Continental Europe £m	Americas £m	Rest of the World £m	Total £m
Sales by subsidiaries					
By business:					
Automotive	272	1,098	1,009	308	2,687
Aerospace	102	143	380	5	630
Total continuing operations 2001	**374**	**1,241**	**1,389**	**313**	**3,317**
Discontinued operations – Industrial Services	–	–	100	15	115
Total 2001	**374**	**1,241**	**1,489**	**328**	**3,432**
By region of origin:					
United Kingdom	298	172	72	5	547
Continental Europe	42	1,050	28	48	1,168
Americas	34	19	1,282	5	1,340
Rest of the World	–	–	7	255	262
Total continuing operations 2001	**374**	**1,241**	**1,389**	**313**	**3,317**
Total continuing operations 2000	1,241	1,134	1,191	326	3,892
Discontinued operations – Industrial Services	–	–	206	26	232
Total 2000	1,241	1,134	1,397	352	4,124
Group share of sales by joint ventures and associates					
Continuing operations	503	293	137	87	1,020
Discontinued operations – Industrial Services	175	174	150	1	500
Total 2001	**678**	**467**	**287**	**88**	**1,520**
Continuing operations	54	73	64	51	242
Discontinued operations – Industrial Services	210	309	210	1	730
Total 2000	264	382	274	52	972

Analyses of sales, operating profit and net operating assets of subsidiaries, joint ventures and associates by business and by region of origin are shown on page 67.

3 Operating profit

	2001				2000		
	Continuing operations						
	Acquisitions in year £m	Other companies £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Sales by subsidiaries	**210**	**3,107**	**115**	**3,432**	3,892	232	4,124
Change in stocks of finished goods and work in progress	**(9)**	**(45)**	**–**	**(54)**	31	–	31
Raw materials and consumables	**(22)**	**(988)**	**(46)**	**(1,056)**	(839)	(104)	(943)
Staff costs (note 9)	**(48)**	**(1,021)**	**(30)**	**(1,099)**	(1,115)	(50)	(1,165)
Redundancy and reorganisation costs:							
Exceptional (note 4)	**–**	**(32)**	**–**	**(32)**	(32)	–	(32)
Other	**–**	**(10)**	**–**	**(10)**	(8)	–	(8)
Depreciation written off tangible fixed assets (including £3 million in respect of assets under finance leases, 2000 – £4 million)	**(9)**	**(156)**	**(4)**	**(169)**	(157)	(6)	(163)
Amortisation of goodwill	**(1)**	**(37)**	**(2)**	**(40)**	(28)	(2)	(30)
Exceptional charge for asset impairments (note 4)	**–**	**(70)**	**(4)**	**(74)**	(13)	–	(13)
Other external charges	**(106)**	**(710)**	**(25)**	**(841)**	(1,415)	(40)	(1,455)
	(195)	**(3,069)**	**(111)**	**(3,375)**	(3,576)	(202)	(3,778)
Operating profit	**15**	**38**	**4**	**57**	316	30	346

Details of companies acquired and sold are given in the review of operations on pages 8 to 19 and note 25.

Other external charges include rental for hire of equipment £15 million (2000 – £16 million) and rental for leased property £17 million (2000 – £18 million). Auditors' remuneration was £2.6 million (2000 – £2.7 million). Non-audit fees payable to PricewaterhouseCoopers are subject to review by the Audit Committee and the policy for using auditors for non-audit work is set out in the Corporate Governance Report on page 74. The total payable in respect of such fees is analysed below:

	2001 £m	2000 £m
Fees in connection with the demerger of the Industrial Services businesses	**2.5**	0.6
Due diligence	**–**	0.2
Tax	**0.2**	0.2
Other	**0.4**	0.5
	3.1	1.5

Depreciation is not provided on freehold land or assets in the course of construction. In the case of buildings, computers and contract specific plant, depreciation is provided on valuation or original cost. For all other categories of asset, depreciation is provided on the written down value at the beginning of the financial year.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives. The range of main rates of depreciation used is:

	Straight line %	Reducing balance %
Freehold buildings	2	–
General plant, machinery, fixtures, fittings and equipment	10 to 20	10 to 35
Computers and major software	20 to 33⅓	–
Commercial vehicles and cars	–	40 to 45

Leasehold properties are amortised by equal annual instalments over the period of the lease or 50 years whichever is the shorter. Operating lease rentals are charged to the profit and loss account as incurred over the lease term.

3 Operating profit continued

In accordance with the provisions of UITF 17 (revised 2000) no charge to profit has been made in respect of employee share options issued under Inland Revenue approved share save schemes.

Costs of reorganisation and redundancy which are not part of a fundamental restructuring are charged against operating profit in the period when the announcement is made.

Revenue expenditure on research and development and the cost of acquiring patents and know-how are written off as incurred. Research and development costs in continuing subsidiaries totalled £105 million (2000 – £77 million) after including £7 million of expenditure refunded by customers and other parties for development work carried out on their behalf and capital expenditure of £4 million.

In addition, GKN's share of research and development in AgustaWestland in the year totalled £115 million after including £103 million of expenditure refunded by customers and other parties for development work carried out on their behalf. In 2000, when still subsidiaries, the Westland companies' expenditure was £247 million of which £230 million was refunded.

4 Exceptional items

	2001 £m	2000 £m
a) Operating exceptional items		
Asset impairments	(74)	(13)
Redundancy costs	(23)	(18)
Other	(9)	(14)
	(106)	(45)

Operating exceptional items arose from:

i) the demerger of the Industrial Services businesses, which, together with the creation of the AgustaWestland joint venture at the beginning of the year, resulted in a number of investments not appropriate to the engineering activities of the Group being written off and a reduction in the level of central overheads; and

ii) the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of the year, as a consequence of which the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace investments. These actions resulted in the above charge to operating profit of £106 million and a cash outflow in the year of £3 million with a further cash outflow of approximately £32 million anticipated in 2002.

	2001 £m	2000 £m
b) Non-operating exceptional items		
i) Profits less losses on sale or closure of businesses		
Subsidiaries:		
GKN Aerospace Services sale and closure of businesses	**9**	(17)
Goodwill previously written off to reserves	**(2)**	(8)
	7	(25)
GKN Automotive Driveline sale of businesses	**–**	62
Goodwill previously written off to reserves	**–**	(5)
	–	57
Other:		
Continuing operations	**(5)**	(5)
Discontinued operations	**(3)**	–
	(8)	(5)
Total subsidiaries	**(1)**	27
Share of associate:		
Alvis plc – sale of shares in Avimo Group Ltd	**5**	6
ii) Costs arising from the demerger of the Industrial Services businesses	**(20)**	–

Demerger costs

On 7 August 2001 the Group completed the demerger of its Industrial Services businesses to Brambles Industries plc and the merger of those businesses with Brambles Industries Limited of Australia. The direct costs of this transaction were £20 million, with cash of £14 million spent in 2001 and a further £6 million anticipated in 2002.

5 Interest (payable)/receivable

	2001 £m	2000 £m
Subsidiaries		
Loans to joint ventures and associates	**4**	7
Short-term investments, loans and deposits	**11**	19
	15	26
Loans from joint ventures	**(9)**	–
Short-term borrowings (including bank interest £33.5 million (2000 – £15.0 million))	**(38)**	(28)
Loans repayable within five years (including bank interest £0.9 million (2000 – £1.1 million))	**(1)**	(1)
Loans repayable after five years	**(24)**	(24)
Finance leases	**(2)**	(4)
	(59)	(31)
Share of joint ventures and associates		
Interest receivable	**11**	5
Interest payable	**(32)**	(39)
	(21)	(34)

6 Taxation

	2001 £m	2000 £m
United Kingdom		
Corporation tax at 30%	40	65
Advance corporation tax	–	(10)
Adjustments in respect of prior years	(15)	(6)
	25	49
Double tax relief	(46)	(22)
	(21)	27
Overseas		
Continuing operations:		
Corporation taxes	50	86
Deferred tax	1	(5)
Adjustments in respect of prior years	(8)	8
	43	89
Discontinued operations	21	3
	64	92
Share of joint ventures and associates		
Continuing businesses	38	9
Discontinued businesses	14	29
	52	38
	95	157

Tax on exceptional items, included in the above, is: UK nil (2000 – £5 million), Overseas £17 million (2000 – £19 million), share of joint ventures and associates £1 million (2000 – nil). Of these balances, a £20 million charge arises in relation to the demerger of the Industrial Services businesses.

7 Dividends

	2001 £m	2000 £m
Equity dividends		
Interim (paid 28 September 2001) 7.6p per share (2000 – 6.9 p per share)	55	50
Final 7.3p per share (2000 – 12.9p per share)	53	93
	108	143

The 2000 dividend was paid by GKN Holdings plc (the former parent company of the Group) which, following the Demerger and capital restructuring, is now a 100% subsidiary of GKN plc, the new parent company of the continuing businesses. The final dividend per share is in respect of the continuing businesses; the 2000 dividends and 2001 interim dividend were in respect of the larger group, pre demerger of Industrial Services.

8 Earnings per share

Earnings per share for 2001 are based on earnings of the year of £35 million (2000 – £319 million) and calculated on the weighted average number of 720.1 million shares in issue and ranking for dividend (2000 – 715.4 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 727.6 million (2000 – 725.2 million) shares which comprises shares in both GKN plc (from 1 August 2001) and the former parent company (now GKN Holdings plc) (prior to 1 August 2001).

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2001 £m	2000 £m	**2001 p**	2000 p
Earnings of the year	**35**	319	**4.9**	44.6
Included in operating profit:				
Goodwill amortisation	**49**	35	**6.8**	4.9
Exceptional items	**106**	45	**14.7**	6.3
Non-operating exceptional items	**16**	(33)	**2.2**	(4.6)
Taxation attributable to exceptional items	**18**	24	**2.5**	3.3
Earnings before goodwill amortisation and exceptional items	**224**	390	**31.1**	54.5

9 Staff costs and Directors' remuneration

	2001 £m	2000 £m
Wages and salaries	**925**	989
Social security costs	**128**	129
Other pension costs	**46**	47
	1,099	1,165

The average numbers employed by subsidiaries during the year were:

	2001	2000
United Kingdom	**8,111**	13,625
Continental Europe	**15,720**	14,490
Americas	**13,396**	12,032
Rest of the World	**2,787**	2,827
	40,014	42,974

Details of the Directors' remuneration, pension entitlement and share options are contained in the report on Directors' remuneration on pages 75 to 81.

10 Goodwill

	Subsidiaries £m	Joint ventures £m	Total £m
Cost			
At 1 January 2001	627	108	735
Demerger of Industrial Services	(53)	(122)	(175)
Creation of AgustaWestland	–	110	110
Additions in year	29	22	51
Currency variations	5	(1)	4
At 31 December 2001	**608**	**117**	**725**
Accumulated amortisation			
At 1 January 2001	48	13	61
Demerger of Industrial Services	(6)	(17)	(23)
Charge for the year	40	9	49
Currency variations	1	–	1
At 31 December 2001	**83**	**5**	**88**
Net book value at 31 December 2001	**525**	**112**	**637**
Net book value at 31 December 2000	579	95	674

Joint venture goodwill in the above table is included in the Group's share of net assets of joint ventures shown in note 12.

11 Tangible assets

	Land and buildings £m	Other tangible fixed assets £m	Capital work in progress £m	Total £m
Cost or valuation				
At 1 January 2001	437	2,115	109	2,661
Demerger of Industrial Services	(15)	(81)	(10)	(106)
Creation of AgustaWestland	(3)	(166)	(2)	(171)
Subsidiaries acquired and sold	23	57	2	82
Capital expenditure	17	130	112	259
Disposals	(3)	(69)	–	(72)
Transfers	6	117	(123)	–
Currency variations	(2)	(16)	1	(17)
At 31 December 2001	**460**	**2,087**	**89**	**2,636**
Accumulated depreciation				
At 1 January 2001	45	1,225	–	1,270
Demerger of Industrial Services	(1)	(50)	–	(51)
Creation of AgustaWestland	–	(108)	–	(108)
Subsidiaries acquired and sold	–	16	–	16
Charge for the year	12	157	–	169
Disposals	(1)	(65)	–	(66)
Impairment (note 4)	–	22	–	22
Currency variations	–	(15)	–	(15)
At 31 December 2001	**55**	**1,182**	**–**	**1,237**
Net book value at 31 December 2001	**405**	**905**	**89**	**1,399**
Owned assets	393	889	89	1,371
Assets under finance leases	12	16	–	28
	405	**905**	**89**	**1,399**
Net book value at 31 December 2000	392	890	109	1,391

	Cost or valuation £m	Accumulated depreciation £m	Net book value 2001 £m	Net book value 2000 £m
Analysis of land and buildings:				
Freehold land	88	–	**88**	86
Freehold buildings	338	(43)	**295**	282
Long leases	1	(1)	**–**	2
Short leases (expiring on or before 31 December 2051)	33	(11)	**22**	22
	460	(55)	**405**	392

	£m
Cost or valuation of land and buildings at 31 December 2001 includes:	
1996 valuation	**185**
Earlier years' valuations	**13**
At cost or fair value on acquisition	**262**
	460

Major freehold and long leasehold properties in the UK, US, Germany and France were valued at 31 December 1996 by DTZ Debenham Thorpe and King Sturge & Co, chartered surveyors. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis.

In accordance with the transitional arrangements of FRS 15 these values have been retained as book values.

The original cost of land and buildings at 31 December 2001 was £435 million; the notional net book value on the original cost basis would have been £346 million.

Capital work in progress is expenditure on fixed assets in the course of construction. Transfers are made to other fixed asset categories when assets are available for use.

Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as obligations under finance leases. The rentals payable are apportioned between interest, which is charged to the profit and loss account, and capital, which reduces the outstanding obligation.

12 Investments

	2001 £m	2000 £m
Joint ventures:		
Goodwill (note 10)	112	95
Other fixed assets	159	890
Current assets	802	407
Liabilities due within one year	(689)	(590)
Liabilities due beyond one year	(172)	(463)
Group's share of net assets	212	339
Associates	9	16
Loans to joint ventures and associates	21	73
Interest in own shares	–	5
Other investments	–	4
	242	437

The movement in book value of investments is as follows:

	2001 £m	2000 £m
At 1 January 2001	437	345
Demerger of Industrial Services	(354)	–
Creation of AgustaWestland	101	–
Profit retained by joint ventures and associates	34	53
Additions	32	59
Disposals	–	(27)
Other movements	(7)	(6)
Currency variations	(1)	13
At 31 December 2001	242	437

Joint ventures, although not subsidiaries, are those businesses in which the Group has a long-term interest and is able to share control with its partners under a contractual arrangement. Associates are those businesses in which the Group has a long-term interest and is able to exercise significant influence through its representation on the board of directors. Joint ventures and associates are stated at the Group's share of net assets.

AgustaWestland accounts for nearly all of the elements of the joint venture net assets shown in the table above. It also represents nearly all of the results of aerospace joint ventures shown in the segmental analysis on page 67 and the share of the continuing joint ventures and associates tax charge shown in note 6. Net interest payable was negligible.

The Group's share of net assets of joint ventures and associates includes debt without recourse to the Group of £58 million (2000 – £641 million).

Interest in own shares represents the cost, less amounts written off, of 1,219,238 50p Ordinary Shares acquired by the GKN Employee Benefit Trust and the GKN Overseas Employee Benefit Trust in the open market in connection with the GKN long-term incentive plan. At 31 December 2001 the shares, on which dividend rights have been waived, had a market value of £3.2 million.

Other investments include 686,694 shares of 5p each in Brambles Industries plc which were issued to the GKN Employee Benefit Trust and the GKN Qualifying Employee Share Ownership Trust (QUEST) as a consequence of the demerger of the Industrial Services businesses. At 31 December 2001 these shares had a market value of £2.3 million.

The Group's investment in shares of Alvis plc, shown as an associate, had a market value of £39.9 million at 31 December 2001 (2000 – £33.6 million).

13 Stocks

	2001 £m	2000 £m
Raw materials and consumables	**195**	169
Work in progress	**210**	246
Long-term work in progress	**–**	75
Finished goods and goods for resale	**98**	112
	503	602

Stocks are valued at the lower of cost and estimated net realisable value, due allowance being made for obsolete or slow-moving items. Cost includes the relevant proportion of works overheads assuming normal levels of activity.

On major aerospace programmes, that demonstrably have a life of more than ten years, net non-recurring initial costs (consisting of design, development and tooling) are amortised over a maximum period of ten years from the start of serial production. On other programmes design and development costs are written off as incurred and tooling over three years. Work in progress includes £41 million (2000 – £71 million) in respect of non-recurring costs.

Long-term work in progress in 2000 arose in GKN Westland operations and consisted of net costs, after deducting foreseeable losses of £631 million less payments on account of £556 million.

The replacement cost of stocks is not materially different from the historical cost value.

14 Debtors

	2001 £m	2000 £m
Due within one year:		
Trade debtors	**388**	500
Amounts recoverable on contracts	**–**	37
Amounts owed by joint ventures and associates	**18**	38
Advance corporation tax recoverable	**1**	2
Other debtors	**37**	67
Prepayments and accrued income	**28**	39
	472	683
Due in more than one year:		
Other debtors	**74**	72
	546	755

15 Cash at bank and in hand

	2001 £m	2000 £m
Bank balances and cash	**141**	117
Short-term loans and deposits	**26**	26
	167	143

16 Short-term borrowings

	2001 £m	2000 £m
Bank overdrafts (note 20)	21	38
Short-term loans (note 20):		
AgustaWestland	72	–
Other	202	78
	295	116

17 Creditors

	2001 £m	2000 £m
Trade creditors	295	429
Bills payable	10	10
Customer advances	50	315
Amounts owed to joint ventures and associates	4	15
Indirect and payroll taxes	31	37
Obligations under finance leases (note 20)	3	5
Other creditors	121	83
Accruals and deferred income	216	210
	730	1,104

18 Taxation payable

	2001 £m	2000 £m
United Kingdom taxation	56	85
Overseas taxation	134	119
	190	204

19 Creditors: amounts falling due beyond one year

	2001 £m	2000 £m
Term loans (note 20)	745	610
Obligations under finance leases (note 20)	9	13
	754	623

Term loans include:

› Bank borrowings.

› Unsecured £300 million (2000 – £300 million) 6.75% bonds maturing in 2019 less issue costs of £4 million.

› Secured term loans of £33 million (2000 – £33 million), including £30 million debenture stocks of Westland Group plc which are secured by a floating charge on the undertaking and assets of that company and certain of its subsidiaries and guaranteed by GKN Holdings plc.

20 Analysis of financial liabilities

The disclosures made in notes 20 and 21 should be read in conjunction with the discussion of the Group's objectives, policies and strategies with regard to financial instruments in the financial review on pages 28 to 31. Short-term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures other than those on currency exposures.

After taking into account the various interest rate and forward foreign exchange contracts entered into by the Group, the effective currency and interest rate exposure of the Group's borrowings were as follows:

				Fixed rate borrowings	
	Floating rate borrowings £m	Fixed rate borrowings £m	Total borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2001					
Sterling	644	330	974	7.1	16.7
US dollar	11	1	12	5.2	10.3
Euro zone currencies	21	1	22	0.2	6.3
Other	43	1	44	1.3	4.2
	719	**333**	**1,052**	**7.1**	**16.6**
At 31 December 2000					
Sterling	320	330	650	7.2	17.7
US dollar	11	1	12	2.8	13.3
Euro zone currencies	28	1	29	2.1	3.9
Other	52	1	53	–	5.0
	411	333	744	7.2	17.6

The interest rates on floating rate borrowings are determined by reference to applicable LIBORs.

The maturity of the Group's borrowings at 31 December 2001 was as follows:

	2001 £m	2000 £m
Bank loans, overdrafts and other borrowings repayable as follows:		
Within one year	**295**	116
One to two years	**329**	17
Two to five years	**86**	263
After five years	**330**	330
	1,040	726
Finance leases repayable as follows:		
Within one year	**3**	5
One to two years	**3**	4
Two to five years	**3**	6
After five years	**3**	3
	12	18
Total borrowings	**1,052**	744

At 31 December 2001 the Group had the following undrawn committed borrowing facilities:

	2001 £m	2000 £m
Expiring within one year	**137**	86
Expiring in more than one year but not more than two years	**137**	120
Expiring in more than two years	**215**	412
	489	618

21 Financial instruments

a) Financial assets

	Bank and cash balances		Short-term loans and deposits	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Sterling	**17**	20	**19**	18
US dollar	**62**	36	**–**	–
Euro zone currencies	**38**	45	**–**	–
Other	**24**	16	**7**	8
	141	117	**26**	26

The bank and cash balances comprise £67 million (2000 – £54 million) in respect of short-term balances earning interest and £74 million (2000 – £63 million) in respect of balances which are non-interest earning. The weighted average interest rate at year-end on the interest earning cash balances, which was all floating and set by reference to relevant LIBORs, was 2.2% (2000 – 5.3%). Surplus cash is deposited for short-term periods typically with a maturity of less than three months. The weighted average interest rate on the deposit account balances is 3.1% (2000 – 4.3%).

b) Currency exposures

As explained in the financial review on page 30, the Group's objective in managing the translational currency exposures arising from its overseas investments is to ensure that changes in the sterling equivalent of assets and liabilities caused by currency movements do not have a material impact on the sterling value of shareholders' equity. At 31 December 2001, there were £924 million of synthetic borrowings created through the use of forward foreign exchange contracts to hedge such exposures denominated in euro (38%), US dollars (57%) and yen (5%) mirrored by synthetically created sterling deposits. Net gains and losses arising from these translational currency exposures are recognised in the statement of total recognised gains and losses. Interest differentials resulting from the use of financial instruments to hedge those exposures are dealt with through the profit and loss account.

After taking into account the effects of forward foreign exchange contracts, at 31 December 2001 there were no material currency exposures giving rise to gains or losses recognised in the profit and loss account.

c) Fair values of financial assets and liabilities

The comparison of fair and book values of all the Group's financial assets and liabilities is set out below:

	2001		2000	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations				
Bank and cash balances	**141**	**141**	117	117
Short-term loans and deposits	**26**	**26**	26	26
Short-term borrowings and current portion of long-term borrowings	**(295)**	**(295)**	(116)	(116)
Long-term borrowings	**(745)**	**(741)**	(610)	(637)
Finance leases	**(12)**	**(12)**	(18)	(18)
Financial instruments held to manage interest rate and currency exposures				
Interest rate swaps and similar instruments	**(4)**	**(1)**	(5)	(4)
Forward foreign exchange contracts	**–**	**5**	–	(8)
Financial instruments held to hedge currency exposures on expected future trading transactions				
Forward foreign exchange contracts	**–**	**(17)**	–	(14)
At 31 December	**(889)**	**(894)**	(606)	(654)

In addition to the above, the Group has loans to joint ventures and associates, shown within investments, with a book and fair value of £21 million.

The following methods and assumptions were used in estimating fair values for financial instruments:

› Short-term borrowings, cash and deposits approximate to book value due to their short maturities.

› Long-term borrowings: Bank and other loans carrying fixed rates of interest – the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2001. Bonds – quoted closing market value.

› Interest rate instruments – discounted cash flow analysis based on interest rates derived from market yield curves.

› Forward exchange contracts and currency swaps – marked-to-market.

d) Hedges

As explained in the financial review on page 30, the Group's policy is to hedge the exposures summarised below. Translational currency exposures are hedged where the costs and results of such hedging are economically acceptable.

› Interest rate risk – using interest rate swaps, swaptions and forward rate agreements.

› Transactional and translational currency exposures – using forward foreign exchange contracts and currency swaps.

Gains or losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains or losses on instruments used for hedging both transactional and translational currency exposures and the movements therein are as follows:

	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains and losses on hedges at 31 December 2000	33	(54)	(21)
Gains and losses from previous years recognised in 2001	(3)	2	(1)
Gains and losses arising before 1 January 2001 that were not recognised in 2001	30	(52)	(22)
Gains and losses arising in 2001 that were not recognised in that year	10	3	13
Unrecognised gains and losses on hedges at 31 December 2001	**40**	**(49)**	**(9)**
Expected to be recognised in 2002	24	(22)	2
Expected to be recognised after 2002	16	(27)	(11)
	40	**(49)**	**(9)**

Of the net unrecognised gains and losses on hedges shown at 31 December 2001, a profit of £5 million will be dealt with through reserves and matched with offsetting movements on translational foreign exchange variances. The balance will be accounted for in the profit and loss account together with the profits arising on the ultimate realisation of the underlying hedged transactions.

22 Provisions for liabilities and charges

	Deferred taxation £m	Post-retirement £m	Other £m	Total £m
At 1 January 2001	1	195	95	291
Demerger of Industrial Services	1	–	(1)	–
Creation of AgustaWestland	(1)	–	(2)	(3)
Charge for the year	1	28	1	30
Subsidiaries acquired and sold	1	14	–	15
Paid or accrued during the year	–	(20)	(7)	(27)
Currency variations	(1)	(4)	1	(4)
At 31 December 2001	**2**	**213**	**87**	**302**

Deferred taxation

Provision is made for deferred taxation to the extent there is a reasonable probability that such tax will become payable in the foreseeable future. For United Kingdom subsidiaries the provision is calculated at 30% less losses available for set-off against future profits.

The potential full deferred taxation liability arising on fixed asset and other timing differences was £51 million (2000 – £159 million). No provision is made for any additional taxation which might arise on remittance of retained profits of overseas subsidiaries, joint ventures and associates except where distribution of such profits is planned. The 2001 charge to profits for deferred taxation on a full liability basis under SSAP15 would have been £4 million (2000 – £37 million).

Post-retirement

Post-retirement includes provisions relating to pension benefits of £159 million (2000 – £161 million) and provisions for other post-retirement benefits of £54 million (2000 – £34 million).

Other

Other provisions comprise mainly legal and other claims, environmental and warranty provisions, the timing of which is inherently uncertain. They are established based on historical information or professional assessment.

23 Share capital

	Authorised		Allotted, called up and fully paid	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Ordinary Shares of 50p each	**450**	–	**364**	–
	Number ('000)	Number ('000)	**Number ('000)**	Number ('000)
Ordinary Shares of 50p each	**900,000**	–	**727,052**	–

The options held by Group employees over GKN plc shares were as follows:

	SAYE scheme Number ('000)	UK and overseas executive schemes Number ('000)
At 1 January 2001 (a)	13,234	1,484
From 1 January to 31 July 2001:		
Granted	–	–
Exercised	(1,732)	(588)
Lapsed	(1,533)	–
At 31 July 2001 (b)	9,969	896
At 1 August 2001 (c)	23,925	2,150
From 1 August to 31 December 2001 (d):		
Granted	12,718	4,152
Exercised	(3,347)	(388)
Lapsed	(4,205)	(3)
At 31 December 2001	**29,091**	**5,911**
Option price per share	92.91p–330.83p	70.83p–301.67p
Exercisable at dates extending to	2009	2011

Notes:

(a) Options over GKN Holdings plc (formerly GKN plc) Ordinary Shares.

(b) Participants holding options over GKN Holdings plc Ordinary Shares granted under the SAYE or executive share option schemes prior to the Demerger could elect, by 29 January 2002, to exchange these options for options over GKN plc Ordinary Shares in the ratio of 2.4 GKN plc shares for every GKN Holdings plc share under option (with a corresponding adjustment to the option price). Participants not electing to exchange their options had to exercise them by 29 January 2002 or they would lapse. Any GKN Holdings plc shares issued as a result of such exercises were automatically exchanged for GKN plc shares in the above ratio.

(c) For the purpose of this Note, all outstanding options over GKN Holdings plc Ordinary Shares held at 31 July 2001 (being the last day of trading in such shares before the imposition of New GKN plc (subsequently renamed GKN plc) as the parent company of the GKN Group in connection with the Demerger) have been converted into options over GKN plc Ordinary Shares in the ratio stated in (b) above.

(d) For the purpose of this Note, options over GKN Holdings plc Ordinary Shares exercised or lapsed during the period 1 August to 31 December 2001 are treated as options over GKN plc Ordinary Shares in the ratio stated in (b) above. All options granted in 2001 were over GKN plc Ordinary Shares (under the GKN SAYE Share Option Scheme 2001 at 217p per share exercisable between 2005 and 2009, and under the GKN Executive Share Option Scheme 2001 at 242.75p-301.67p per share exercisable between 2004 and 2011).

The consideration received by the GKN Group in 2001 in connection with the exercise of options was £14.9 million. Employees paid £12.7 million to the Group for the issue of these shares and the balance of £2.2 million comprised contributions to the QUEST from subsidiaries.

24 Capital and reserves

	Notes	Share capital £m	Share premium account £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Group							
At 1 January 2001		361	290	48	176	582	1,457
Restatement on a pro forma basis		3,185	(290)	–	(2,895)	–	–
At 1 January 2001 restated	a	3,546	–	48	(2,719)	582	1,457
Demerger of Industrial Services	b	(3,185)	(9)	–	2,634	109	(451)
Arising from Ordinary Share issues	c	3	12	–	–	–	15
Transfer to profit and loss account		–	–	–	–	(73)	(73)
Realisation of revaluation reserve		–	–	–	–	–	–
Currency variations:							
Overseas net assets		–	–	(1)	(4)	(15)	(20)
Foreign currency borrowings		–	–	–	–	(1)	(1)
Creation of AgustaWestland		–	–	–	–	110	110
Subsidiaries, joint ventures and associates acquired and sold		–	–	–	–	2	2
Transfers between reserves		–	–	(2)	5	(3)	–
Other movements		–	–	–	–	(3)	(3)
At 31 December 2001		**364**	**3**	**45**	**(84)**	**708**	**1,036**
Parent company and subsidiaries		364	3	45	(110)	666	968
Joint ventures and associates		–	–	–	26	42	68
		364	**3**	**45**	**(84)**	**708**	**1,036**
Company							
Arising from share issues		3,549	3	–	–	–	3,552
Reduction in capital		(3,185)	–	–	–	261	(2,924)
Profit and loss account		–	–	–	–	579	579
At 31 December 2001		**364**	**3**	**–**	**–**	**840**	**1,207**

Notes:

a) Capital and reserves have been restated on a pro forma basis to reflect GKN plc's share structure as though it had been in existence at 1 January 2001.

b) Represents the reduction in capital and demerger of the Industrial Services businesses.

c) Represents the issue of 1.7 million shares in GKN Holdings plc (formerly GKN plc) prior to the Group's reconstruction and Demerger and 3.3 million shares in GKN plc following the Demerger.

d) Cumulative goodwill eliminated directly against reserves amounts to £691 million (2000 – £785 million).

Demerger of the Industrial Services businesses

The demerger of the Industrial Services businesses was effected in part by means of a reduction in capital of the Company under Section 135 of the Companies Act 1985 (the 'Reduction'). The Reduction followed the implementation of a Scheme of Arrangement under Section 425 of the Companies Act 1985 (the 'Scheme'). This principally involved the insertion of a new holding company above GKN Holdings plc (then GKN plc) and the exchange of shares in GKN Holdings plc for shares in the new holding company.

Changes in authorised, allotted and issued Ordinary Share capital

GKN plc was incorporated on 30 March 2001 as Mistycove plc. On 18 May 2001, its name was changed to New GKN plc and on 1 August 2001 its name was changed to GKN plc.

GKN plc was incorporated with an authorised share capital of £50,000 divided into 50,000 Ordinary Shares of £1 each, two of which were issued. On 13 June 2001, the Company increased its authorised share capital from £50,000 to £99,998 by the creation of 49,998 Redeemable Preference Shares of £1 each. These shares were allotted and issued to UBS AG, acting through its business group UBS Warburg, at par for cash.

The Redeemable Preference Shares carried a fixed non-cumulative preferential dividend at a rate of 6% per annum, such dividend to be paid on 31 January in each year. The Redeemable Preference Shares ranked for dividends in preference to the Ordinary Shares of the Company and carried no voting rights.

On 14 June 2001, the Company exercised its right to redeem the Redeemable Preference Shares at par. An amount equivalent to the par value of the Redeemable Preference Shares was credited to a capital redemption reserve from the profit and loss account reserve. These shares were redesignated as unissued Ordinary Shares of £1 upon redemption.

On 19 June 2001, the entire issued share capital of the Company was subdivided into 20 Ordinary Shares of 10p each. The entire authorised but unissued share capital of the Company was also subdivided into 999,960 Ordinary Shares of 10p each. The Company then increased its authorised share capital by the creation of 12 Ordinary Shares of 10p each. The Company then effected a bonus issue of an additional 39 Ordinary Shares of 10p each to each of the shareholders in the Company on the register of members at 5.00pm on 18 June 2001, such shares being paid up in full at par out of the amount standing to the credit of the Company's capital redemption reserve. Every 49 existing Ordinary Shares of 10p each in the issued and authorised but unissued share capital of the Company were then consolidated into one Ordinary Share of 490p each.

On 19 June 2001, the Company further increased its authorised share capital by the creation of 899,979,591 Ordinary Shares of 490p each and one Special Share of 490p. The Special Share carries a fixed dividend of 2p payable on 31 January in each year and carries no voting rights. On 1 August 2001, the Company issued 723,742,349 Ordinary Shares of 490p and 1 Special Share of 490p as part of the Scheme in order to insert the Company as a new holding company above GKN Holdings plc (formerly GKN plc). The Company has not recognised any share premium on this transaction, applying the provisions of the Companies Act 1985 (Part V, Section 131) which allows relief from the creation of a share premium account.

On 6 August 2001, the Company carried out a reconstruction of its business by way of a court approved reduction of capital, resulting in the cancellation of paid up capital to the extent of 440p on each issued Ordinary Share of 490p and to the extent of 440p on the issued Special Share of 490p.

This reduction of capital was effected through the transfer of the GKN Industrial Services businesses to Brambles Industries plc in consideration of the allotment and issue to the holders of the Company's Ordinary Shares of Brambles Industries plc Ordinary Shares, on the basis of one Brambles Industries plc Ordinary Share in respect of each of the Company's Ordinary Shares held, and the allotment and issue of one Special Voting Share in the capital of Brambles Industries plc to the holder of the Company's Special Share.

The difference of £261,466,349 between the amount of paid up capital cancelled and the carrying value of the GKN Industrial Services businesses has been credited to the profit and loss account reserve.

25 Acquisitions

	Date	Additional direct shareholding %	Group shareholding at 31 December 2001 %
Subsidiaries			
Boeing's St. Louis aerospace structures operation (USA)	January 2001	100	100
Premco Machine Limited (Canada)	January 2001	100	100
The PresMet Corporation (USA)	January 2001	100	100

The book and fair value of net assets acquired and total consideration payable for subsidiary acquisitions are analysed below:

	Book value prior to acquisition £m	Revaluations £m	Accounting policy alignment £m	Fair value to the Group £m
Tangible fixed assets	60	6	–	66
Stocks	54	(5)	(3)	46
Debtors	14	–	–	14
Creditors	(5)	–	–	(5)
Provisions	(17)	2	–	(15)
Loans and finance leases	(3)	–	–	(3)
Net assets acquired	103	3	(3)	103
Goodwill				29
Consideration including costs				132

The post-acquisition contribution of subsidiary acquisitions to Group cash flow was a net cash inflow of £32 million from operating activities, payments of £1 million in respect of interest, payments of £nil in respect of taxation and payments of £20 million in respect of capital expenditure and financial investment.

26 Post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK, pension arrangements are made through externally funded defined benefit schemes. Independent actuarial valuations of the three main schemes have been carried out as at April 2000 using the projected unit method. The market value related basis assumes a yield pre-retirement of 6.5% per annum, which exceeds the annual rate of increases in pensionable salaries by 2.5% (GKN Group Pension Scheme and the Westland Staff Pension Scheme) and 2% (Executive and Senior Staff Pension Scheme) with a yield post-retirement of 5.0% per annum, which exceeds pension increases by 2.5%.

The aggregate market value of the assets at the valuation date was £2,046 million and the aggregate funding level on an on-going basis was 101%. Company contributions in the year totalled £24 million (2000 – £34 million) compared with the regular cost in accordance with the application of SSAP 24 of £15 million (2000 – £29 million). The total charge to operating profit was £14 million (2000 – £25 million). A cumulative advance payment of £59 million is included in other long-term debtors (2000 – £66 million).

In certain overseas companies funds are retained within the business to provide for retirement obligations. The annual charge to provide for these obligations, which is determined in accordance with actuarial advice or local statutory requirements, amounted to £27 million (2000 – £18 million).

The Group operates a number of retirement plans which provide certain employees with post-retirement healthcare benefits. The liability for providing these benefits is recognised on an actuarial basis and included in post-retirement and other provisions disclosed in note 22. The principal actuarial assumptions for the main UK plan as at December 2000, the date of the last review, were that the discount rate would be 7% per annum and that medical costs would initially increase by 8% per annum for three years falling to 4.5% over the next five years.

The following information is provided in accordance with the requirements of FRS 17.

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 31 December 2001.

The major assumptions used were:

	UK %	USA %	Germany %
Rate of increase in salaries	4.0	3.5	3.0
Rate of increase in pensions in payment	2.5	na	2.0
Discount rate	6.0	7.25	6.0
Inflation assumption	2.5	2.5	2.0
Rate of increase in medical costs: initial/long-term	8.0/4.5	9.0/5.0	na

The assets in the schemes and the expected rates of return were:

	UK		USA		Germany	
	Long-term rate of return expected at 31 December 2001 %	Value at 31 December 2001 £m	Long-term rate of return expected at 31 December 2001 %	Value at 31 December 2001 £m	Long-term rate of return expected at 31 December 2001 %	Value at 31 December 2001 £m
Equities	7.5	951	8.5	92	–	–
Bonds	5.2	390	6.4	31	–	–
Property	7.0	54	–	–	–	–
Cash	4.0	27	4.2	4	–	–
Other assets	5.9	40	5.9	3	7	4
		1,462		130		4

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions disclosed in note 22 is:

	At 31 December 2001 £m
Total market value of assets	1,596
Present value of post-retirement liabilities	(1,996)
Deficit	(400)
Related deferred tax credit	87
Net post-retirement liability	(313)
Post-retirement liability already included in balance sheet	144
Additional liability	(169)

If the additional post-retirement liability of £169 million set out above were to be recognised in the financial statements, net assets and profit and loss reserve at 31 December 2001 would be as follows:

	£m
Net assets per balance sheet	1,058
Post-retirement liability already included in balance sheet	144
Net assets excluding post-retirement liability	1,202
Net post-retirement liability under FRS 17	(313)
Net assets including post-retirement liability	889
Profit and loss reserve	708
Additional post-retirement liability	(169)
Profit and loss reserve including post-retirement liability	539

In addition to the above, the Group's share of unrecognised post-retirement liabilities in joint ventures totalled £18 million.

27 Commitments and contingent liabilities

Contingent liabilities

At 31 December 2001 the Group had contingent liabilities in respect of bank and other guarantees amounting to nil (2000 – nil). In the case of certain joint venture companies engaged in long-term contracts, performance bonds and customer finance obligations have also been entered into in the normal course of business.

Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2001 so far as not provided for by subsidiaries amounted to £52 million (2000 – £69 million) and the Group's share not provided for by joint ventures and associates amounted to £2 million (2000 – £31 million).

Operating leases

The minimum payments which the Group is committed to make in 2002 under operating leases are as follows:

	2001		2000	
	Land and buildings £m	Equipment £m	Land and buildings £m	Equipment £m
Leases which expire				
Within one year	2	3	1	3
Two to five years	5	10	4	10
After five years	5	–	10	–
	12	13	15	13

28 Related party transactions

In the ordinary course of business sales and purchases of goods and services take place between subsidiaries, joint ventures and associates priced on an 'arms-length' basis. These transactions are not significant except for amounts charged to the AgustaWestland group of companies totalling £13 million in respect of management fees and commissions, £5 million in respect of property rentals and £57 million for production materials supplied.

In addition, interest of £9 million, charged at a daily rate of Base Rate less 0.5 percentage points, was paid by the GKN Group in respect of a current account between the two groups.

In the prior year, before the creation of AgustaWestland (see note 29), there were charges from GKN Westland Helicopters Ltd to EH Industries Ltd (which at the time was owned jointly by GKN and Finmeccanica SpA) of £258 million and, conversely, charges made by EH Industries Ltd to GKN Westland Helicopters Ltd of £60 million under the terms of contracts in connection with the manufacture and sale of EH 101 helicopters.

There are no other related party transactions requiring disclosure under FRS 8 'Related Party Disclosures'.

29 Creation of AgustaWestland

At the beginning of 2001 the Group and Finmeccanica SpA each contributed the assets of their helicopter businesses, 'Westland' and 'Agusta' respectively, to a new joint venture company AgustaWestland NV, the shares in which are held equally by the two parties.

The transaction has been accounted for so as to reflect its substance, whereby the Group has exchanged 50% of its interest in the net liabilities of Westland for a 50% interest in the fair value of the tangible net assets of Agusta. These fair values remain provisional pending finalisation of certain outstanding issues.

The impact on the pro forma statement of net assets of the continuing businesses at 31 December 2000 on page 33 is shown in the table below:

	Pro forma net assets at 31 December 2000 £m	Adjustments £m	Revised £m
Fixed assets:			
Investments	128	101	229
Other	1,876	(64)	1,812
	2,004	37	2,041
Current assets	1,461	(409)	1,052
Current liabilities	(1,480)	479	(1,001)
Long-term liabilities and provisions	(914)	3	(911)
Net assets	1,071	110	1,181

The adjustments column reflects the removal from the consolidated balance sheet of the net liabilities of Westland and the introduction as an investment of 50% of the net assets of AgustaWestland.

BALANCE SHEET OF GKN PLC
AT 31 DECEMBER 2001

	Notes	2001 £m
Fixed assets		
Investments in subsidiaries at cost		3,548
Current assets		
Cash at bank and in hand		3
Creditors: amounts falling due within one year		
Amounts owed to subsidiaries		(2,291)
Dividend payable		(53)
		(2,344)
Net current liabilities		(2,341)
Total assets less current liabilities		1,207
Net assets		1,207
Capital and reserves		
Called up share capital	23/24	364
Share premium account	24	3
Profit and loss account	24	840
Equity interest		1,207

There are no comparative figures since the Company was incorporated in March 2001 (see note 24).

The accounts were approved by the Board of Directors on 6 March 2002 and were signed by:
Sir David Lees, Marcus Beresford, Nigel Stein, Directors

As permitted by the Companies Act 1985 a separate profit and loss account for the parent company has not been presented.

Information on the principal divisions, subsidiaries, joint ventures and associates is shown on pages 82 and 83.

SEGMENTAL ANALYSIS

	Sales		Operating profit		Net operating assets	
	2001 £m	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
By business						
Automotive:						
Subsidiaries	**2,687**	2,530	**161**	281	**1,392**	1,447
Joint ventures	**157**	153	**26**	27	**91**	95
	2,844	2,683	**187**	308	**1,483**	1,542
Aerospace:						
Subsidiaries	**630**	1,362	**32**	108	**328**	148
Joint ventures	**806**	27	**84**	4	**106**	95
Associates	**57**	62	**3**	4	**4**	15
	1,493	1,451	**119**	116	**438**	258
Total continuing operations	**4,337**	4,134	**306**	424	**1,921**	1,800
Goodwill amortisation	**–**	–	**(43)**	(28)	**–**	–
Exceptional items	**–**	–	**(102)**	(45)	**–**	–
	4,337	4,134	**161**	351	**1,921**	1,800
Industrial Services:						
Subsidiaries	**115**	232	**10**	32	**–**	52
Joint ventures	**500**	730	**70**	137	**–**	826
	615	962	**80**	169	**–**	878
Goodwill amortisation	**–**	–	**(6)**	(7)	**–**	–
Exceptional items	**–**	–	**(4)**	–	**–**	–
	615	962	**70**	162	**–**	878
Group total	**4,952**	5,096	**231**	513	**1,921**	2,678
Continuing operations by region of origin						
Europe:						
Subsidiaries	**1,715**	2,570	**122**	274	**842**	794
Joint ventures	**851**	79	**93**	13	**127**	116
Associates	**57**	62	**3**	4	**4**	15
	2,623	2,711	**218**	291	**973**	925
Americas:						
Subsidiaries	**1,340**	1,131	**53**	106	**801**	724
Joint ventures	**68**	60	**11**	10	**42**	42
	1,408	1,191	**64**	116	**843**	766
Rest of the World:						
Subsidiaries	**262**	191	**18**	9	**77**	77
Joint ventures	**44**	41	**6**	8	**28**	32
	306	232	**24**	17	**105**	109
Total continuing operations	**4,337**	4,134	**306**	424	**1,921**	1,800

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £129 million (2000 – £287 million) and Aerospace £32 million (2000 – £64 million) and by region of origin as follows: Europe £125 million (2000 – £263 million), Americas £14 million (2000 – £72 million) and Rest of the World £22 million (2000 – £16 million).

4 Net operating assets for continuing operations are analysed as follows:

	2001 £m	2000 £m
Tangible fixed assets	**1,399**	1,341
Stocks	**503**	595
Debtors	**545**	721
Creditors – short-term	**(727)**	(1,062)
Net operating assets of joint ventures and associates	**201**	205
	1,921	1,800

GROUP FIVE YEAR FINANCIAL RECORD

	Continuing businesses		As reported (including Industrial Services)				
	Pro forma 2001 £m	Pro forma 2000 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Consolidated profit and loss accounts							
Sales							
Subsidiaries	**3,317**	3,892	3,432	4,124	3,708	2,972	2,834
Share of joint ventures and associates	**1,020**	242	1,520	972	935	734	549
	4,337	4,134	4,952	5,096	4,643	3,706	3,383
Operating profit before goodwill amortisation and exceptional items							
Subsidiaries	**193**	389	203	421	396	331	297
Share of joint ventures and associates	**113**	35	183	172	162	132	104
	306	424	386	593	558	463	401
Interest (payable)/receivable							
Subsidiaries	**(59)**	(34)	(59)	(31)	(21)	20	20
Share of joint ventures and associates	**(2)**	(4)	(21)	(34)	(24)	(21)	(15)
Profit before tax, goodwill amortisation and exceptional items	**245**	386	306	528	513	462	406
Goodwill amortisation	**(43)**	(28)	(49)	(35)	(21)	(3)	–
Exceptional profits/(losses):							
Subsidiaries	**(100)**	(18)	(127)	(18)	11	248	–
Share of joint ventures and associates	**5**	6	5	6	(2)	–	–
Profit on ordinary activities before taxation	**107**	346	135	481	501	707	406
Taxation	**(60)**	(125)	(95)	(157)	(139)	(137)	(124)
Minority interests	**(5)**	(5)	(5)	(5)	(4)	(3)	(6)
Earnings of the year	**42**	216	35	319	358	567	276
Earnings per share – p	**5.8**	30.2	4.9	44.6	50.4	80.2	39.2
Earnings per share before goodwill amortisation and exceptional items – p	**24.7**	39.1	31.1	54.5	52.4	46.0	39.2
Consolidated balance sheets							
Tangible fixed assets	**1,399**	1,341	1,399	1,391	1,214	976	842
Stocks	**503**	595	503	602	527	430	375
Creditors less debtors	**(182)**	(341)	(182)	(346)	(433)	(477)	(567)
Net operating assets	**1,720**	1,595	1,720	1,647	1,308	929	650
Net (borrowings)/funds	**(885)**	(601)	(885)	(601)	(281)	139	281
Intangible assets – goodwill	**525**	535	525	579	402	39	–
Fixed asset investments	**242**	128	242	437	345	300	206
Taxation and dividend payable	**(242)**	(295)	(242)	(295)	(135)	(154)	(108)
Provisions for liabilities and charges	**(302)**	(291)	(302)	(291)	(272)	(236)	(442)
Net assets	**1,058**	1,071	1,058	1,476	1,367	1,017	587

Notes:

1 The exceptional profit of £248 million in 1998 arose from the release of the balance of a provision made in 1996 in relation to the Meineke litigation.

2 Earnings per share are shown as restated to reflect the two for one share split in May 1998.

3 Net operating assets represent tangible fixed assets, stocks and debtors (excluding ACT recoverable) less creditors (excluding leases, taxation and dividends payable).

DIRECTORS' REPORT

Business review

The principal businesses of the Group are described on pages 2 and 3 and in the Review of Operations on pages 12 to 19. A review of the development of those businesses in 2001, events affecting the Group since the end of the year and likely future developments are referred to in the Chief Executive's review on pages 8 to 11 and in the Review of Operations. Reference should also be made to the Financial Review on pages 28 to 31.

Demerger and corporate restructuring

On 6 August 2001, the Industrial Services businesses of the Group (which comprised the Group's 50% interest in CHEP and CLEANAWAY, and its wholly owned subsidiaries CHEP South Africa Pty Ltd, Meineke Discount Muffler Shops Inc and Interlake Material Handling Inc) were demerged into a separate company, Brambles Industries plc, (the 'Demerger'). On 7 August 2001, Brambles Industries plc entered into a dual listed companies structure with Brambles Industries Limited of Australia. Brambles Industries plc is listed on the London Stock Exchange. As at 7 August 2001, GKN shareholders collectively held a 43% economic and voting interest in the combined Brambles Group.

In order to effect the Demerger, the Group was restructured by way of a court approved scheme of arrangement which included the imposition, from 1 August 2001, of a new Group holding company, New GKN plc (subsequently renamed GKN plc). On the same date, shareholders received one Ordinary Share in New GKN plc in exchange for every Ordinary Share they held in GKN plc (subsequently renamed GKN Holdings plc and now a wholly owned subsidiary of GKN plc). On 7 August 2001, shareholders received one Ordinary Share in Brambles Industries plc in respect of each GKN plc Ordinary Share held.

GKN plc was incorporated on 30 March 2001. On 18 May 2001 it changed its name to New GKN plc and on 1 August 2001 to GKN plc. Dealings in GKN plc Ordinary Shares on the London Stock Exchange following the Demerger commenced on 7 August 2001.

Documents containing full details of the reorganisation were sent to shareholders in June 2001 including a scheme circular, New GKN plc Listing Particulars and Brambles Industries plc Listing Particulars.

Share capital

In connection with the arrangements for the Demerger, on 1 August 2001 a total of 723,742,351 Ordinary Shares of 490p each and one Special Share of 490p were issued. On the Demerger, the nominal value of the Ordinary and Special Shares was reduced from 490p to 50p per share.

From 1 August 2001 to 31 December 2001, 3,310,050 GKN plc Ordinary Shares of 50p each were issued in connection with the exercise of options under SAYE and executive share option schemes. The issued share capital at the end of the year was 727,052,401 Ordinary Shares of 50p each and one Special Share of 50p.

The Company has been informed that at 5 March 2002 The Capital Group Companies Inc had a 7.4% notifiable interest in the issued capital of the Company.

Annual General Meeting

The notice of the Annual General Meeting to be held on 16 May 2002, together with an explanation of the resolutions to be considered at the meeting, is contained in the AGM circular enclosed with this annual report.

Dividend

The Directors recommend a final dividend of 7.3p per 50p Ordinary Share for the year ended 31 December 2001 payable on 17 May 2002 to shareholders on the register at the close of business on 15 March 2002. This, together with the interim dividend of 7.6p paid in September 2001, brings the total dividend for the year to 14.9p per share.

Key dates for the dividend reinvestment plan as it will operate in respect of the proposed 2001 final dividend are given on page 85.

Directors*

The constitution of the Board and of its committees, together with biographical notes on the Directors, are shown on pages 26 and 27.

In order that the Board of the new Group holding company (GKN plc) was the same as that of the old holding company (GKN Holdings plc), on 19 June 2001 Marcus Beresford, Sir C K Chow, Dick Etches, Seifi Ghasemi, Ian Griffiths, Kevin Smith (executive Directors) and Sir David Lees, Roy Brown, Baroness Hogg, Dr Klaus Murmann, Sir John Parker and Sir Peter Williams (non-executive Directors) were appointed Directors of GKN plc. On 7 August 2001, Marcus Beresford, previously Managing Director Industrial Services, became Chief Executive and Nigel Stein was appointed to the Board as Finance Director. Richard Clowes was appointed to the Board as Managing Director Powder Metallurgy, OffHighway and AutoComponents on 1 November 2001.

Sir C K Chow (previously Chief Executive) and David Turner (previously Finance Director) resigned from the Board on 6 August 2001 to become Chief Executive and Finance Director respectively of the Brambles dual listed companies. Seifi Ghasemi, previously Managing Director Powder Metallurgy, resigned from the Board on 31 October 2001 to take up an external executive appointment. The Directors wish to record their appreciation of the considerable contribution that they have made to the Group over the years.

In accordance with the articles of association, the Directors retire at the Annual General Meeting and, being eligible, offer themselves for re-election (other than Sir John Parker who retires from the Board at the conclusion of the meeting).

Details of the executive Directors' service agreements are given on page 81. The non-executive Directors do not have service agreements.

Directors' interests in GKN shares are shown on pages 78 to 81.

Life President

Lord Brookes, who was Chairman of GKN from 1965 until 1974, is Life President.

Honours

The Directors record their great pleasure at the award of CBE to Richard Case, Managing Director AgustaWestland, in the 2002 New Year Honours.

Donations

In 2001, donations for charitable purposes made by the Group amounted to £455,000 of which £378,000 was paid in the UK. In addition, a further £564,000 was contributed to community activities in the UK and £289,000 overseas. Further details of charitable and community contributions are given in the Social Responsibility Review on page 21.

While it is the policy of the Group not to make donations to political organisations, the Group's US aerospace business does have a Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

Payments to suppliers

It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2001.

Corporate governance

The Board's statement on corporate governance matters is given on pages 72 to 74, and its report on Directors' remuneration is set out on pages 75 to 81.

* GKN plc was incorporated on 30 March 2001 with the name Mistycove plc. The first Directors were Martin Richards and Mathew Layton who resigned and were replaced on 19 April 2001 by Grey Denham and David Turner. Grey Denham resigned from the Board on 19 June 2001.

Directors' responsibility for the accounts

At the end of each financial year the Directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing the accounts for the year ended 31 December 2001, appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently and UK applicable accounting standards have been followed.

The Directors are responsible for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. In addition, the Directors are responsible for ensuring that an appropriate system of internal control is in operation to provide them with reasonable assurance that the assets of the Group are properly safeguarded and to ensure that reasonable steps are taken to prevent or detect fraud and other irregularities.

Auditors

The auditors of the Company, PricewaterhouseCoopers, were appointed by the Board on 13 June 2001. As required by the Companies Act 1985, special notice has been received of the resolution to be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers as auditors of the Company. A resolution will also be proposed at the meeting to authorise the Directors to fix the remuneration of the auditors.

On behalf of the Board

Grey Denham
Secretary
6 March 2002

As at 13 March 2002, the Company had been informed that The Capital Group Companies Inc had a 3.5% notifiable interest in the issued share capital of the Company and that Zurich Financial Services Group had a 3.2% notifiable interest in the issued share capital of the Company. There were no other changes in notifiable interests in the capital of the Company and there were no changes in the Directors' interests in shares or options between 5 March and 13 March 2002.

CORPORATE GOVERNANCE

The Combined Code on Corporate Governance contains 14 Principles of Good Governance applicable to listed companies. The paragraphs below together with the report on Directors' remuneration set out on pages 75 to 81 describe how these Principles are applied within GKN.

The Board and its committees

The GKN Board currently comprises six executive and six non-executive Directors and reflects a blend of different ages, experience and backgrounds. The roles of Chairman (which is a non-executive position) and Chief Executive have been split since 1997 and there is a clear division of responsibility between the two. In the opinion of the Board, all the non-executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

The Board normally meets ten times a year, two of which are on the sites of subsidiary or joint venture companies. Comprehensive briefing papers on items for consideration are circulated to each Director one week prior to a Board Meeting. During 2001, the Directors' overall rate of attendance at Board Meetings was 95.9%.

Each of the Directors is required to retire by rotation at least once every three years under the Company's articles of association. However, as required by the Combined Code, all the Directors will offer themselves for re-election by shareholders at the forthcoming AGM (other than Sir John Parker who retires from the Board at the conclusion of the meeting) as it will be the first opportunity since the demerger of the Group's Industrial Services businesses for shareholders to vote on their appointment to the Board of GKN plc as the new Group holding company.

Specific responsibilities have been delegated to the following Board Committees:

Executive Committee

Comprises the executive Directors under the chairmanship of the Chief Executive. It normally meets monthly. The Committee oversees the activities of the Group, decides how the various risks facing the Group are to be managed and approves major human resource policy issues including management development and training.

Chairman's Committee

Comprises the non-executive Directors and the Chief Executive under the chairmanship of the Chairman. It normally meets before Board Meetings and is a forum for the Chairman and the Chief Executive to brief the non-executive Directors.

Audit Committee

Comprises the non-executive Directors (except Dr Klaus Murmann) under the chairmanship of Roy Brown. It meets three times a year and more frequently if required. The Committee examines the process of financial reporting within the Group and reviews changes in Group accounting policies. It also reviews annually the Group's system of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the scope and results of the audit with the external auditors and the terms of reference and results of the work of the internal audit department. It is also responsible for ensuring that an appropriate relationship between GKN and the external auditors is maintained, including reviewing non-audit services and fees (see 'Independence of external auditors' below).

Remuneration Committee

Comprises the non-executive Directors under the chairmanship of Sir John Parker. It meets periodically as required. The Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board.

Nominations Committee

Comprises the non-executive Directors and the Chief Executive under the chairmanship of the Chairman. It meets periodically as required. The Committee assesses and recommends to the Board candidates for appointment as executive and non-executive Directors of the Company and as Company Secretary. It makes recommendations to the Board on its composition and balance and as to the appropriate processes for the appointment of the Chairman of the Board. It also reviews proposals for changes in responsibilities of Directors.

Shareholder communications

Meetings between Directors, senior management and major institutional shareholders are held periodically in accordance with GKN's investor relations programme and when required in relation to particular issues. Shareholders attending the AGM are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended.

In its annual and interim reports, trading statements, results presentations and City announcements generally, GKN endeavours to present an accurate, objective and balanced picture in a style and format which is appropriate for the intended audience. The Company's website (www.gknplc.com) provides financial and business information about the Group.

Internal control

The Board attaches considerable importance to the Group's systems of internal control and risk management. It acknowledges its responsibility for them and for the regular review of their effectiveness.

The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner. The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. There is a standing agenda item at every Executive Committee meeting to enable members of the Committee to advise if any material internal control issues have arisen or any significant new risks have been identified.

Continuing processes are in place for all parts of the Group to assess the major strategic, commercial and financial risks to which their operations are exposed, the social responsibilities relating to such operations and the way in which such risks and responsibilities are monitored, managed and controlled. ('Social responsibilities' concern the responsibilities of the Group to its employees, the communities in which it operates, its business partners and the environment including behaving ethically and with regard to human rights. The Group's Social Responsibility Review is on pages 20 to 25.) These processes are summarised in a 'risk map' reviewed annually by the Audit Committee. Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. Companies also have to confirm annually their adherence to statutory and regulatory obligations as well as with internal policies on matters such as competition law, employment law, ethics, document management and data protection. Risk profiling is widely undertaken to identify accidental risks and highlight action required to mitigate such risks.

In implementing its policy on managing accidental risk, the Group pursues a systematic integrated loss prevention approach to safeguard people's health, the environment, an uninterrupted supply to its customers, its assets and its earnings, under the auspices of a Group Loss Prevention Council. The Council formulates and recommends Group loss prevention policies and acts as a steering group for loss prevention activities across Group operations.

The Group has one major 50:50 joint venture, AgustaWestland, which was formed in February 2001 when GKN and Finmeccanica merged their respective helicopter manufacturing businesses. An AgustaWestland Audit Committee has been formed and under its auspices the corporate governance procedures that each business inherited from its respective former parent are in the process of being integrated into one system that complies with the requirements of both shareholders.

The Group's systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process

The Board reviews the effectiveness of the systems of internal control and risk management on an ongoing basis by:

› considering the strategy of the Group at both Group and divisional level and, within the framework of this, approving an annual budget and medium-term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;

› reviewing on a regular basis operational performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;

› retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan;

› receiving regular reports on the Group's treasury activities, having approved the operating policies and controls for this function;

› performing an annual review of the Group's pension fund arrangements and insurance and risk management programmes;

› receiving annual reports, following their review by the Executive Committee, on environmental, health and safety matters as they relate to the Group's operations. The Executive Committee also reviews interim reports on health and safety performance;

> reviewing annually management development and succession plans. The Executive Committee also reviews management development issues twice a year; and

> receiving regular reports from the Audit Committee on whether the systems of internal control and risk management are operating effectively.

The Audit Committee, which has independent access to the external auditors and to the internal audit function, is responsible for reviewing the ongoing control processes. It achieves this by:

> reviewing and approving the terms of reference and major findings of the internal audit department. This department has a risk-based work programme which is reviewed by the Audit Committee, and its purpose is to review and test the systems, controls, processes, procedures and practices across the Group. Its head, who reports directly to the Group Chief Executive, has access to, and regular reviews with, the chairman of the Audit Committee. There is an established process to ensure that the recommendations of the department are implemented, and all its reports are seen by the relevant members of the Executive Committee;

> reviewing reports from management and external and internal auditors on the effectiveness of the systems of internal control and risk management. In particular, in advance of the announcement of the Group's results for each year, it reviews a summary of the annual detailed divisional reports on their business risks and internal control processes; and

> discussing with management the resolution of control issues raised by Board members or in reports reviewed by it.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control published in September 1999 by the Institute of Chartered Accountants in England & Wales, have been in place throughout that period and up to the date of approval of the annual report.

Independence of external auditors

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that objectivity and independence are maintained. As a matter of policy, such work has only been awarded to the auditors where their detailed knowledge of the Group in comparison to other consultants was considered to represent a tangible advantage to the Group and its shareholders.

In this regard, significant work was undertaken during the year by the external auditors in relation to the demerger of the Group's Industrial Services businesses. This work was so closely allied to the mainstream audit that it would have been contrary to GKN's financial interests to have sourced it from other than the external auditors.

The Audit Committee has no reason to doubt the independence or objectivity of the external auditors. However, in the light of recent external events and following further review by the Audit Committee and the Board, it has been decided that, going forward, the auditors will be excluded from invitations to undertake assignments of a consultancy nature.

Compliance with the Combined Code

In addition to the 14 Principles of Good Governance, the Combined Code also contains a Code of Best Practice with 45 detailed provisions. Other than with regard to two of these provisions, GKN (in relation to GKN Holdings plc prior to the demerger of the Group's Industrial Services businesses and GKN plc since the demerger) was in compliance with the Code of Best Practice throughout 2001, the two exceptions being:

Recognised senior non-executive Director

The Board does not consider it necessary to identify a single senior non-executive Director, in addition to the Chairman, to whom shareholders' concerns can be conveyed. The chairmen of the Audit and Remuneration Committees, whose names are given on page 72, are both senior non-executive Directors and either may be approached in circumstances where investors feel it inappropriate to contact the Chairman or the Chief Executive.

Notice periods

A new policy was adopted and applied during the year that the notice period in the service agreements of all newly appointed executive Directors will be one year. However, the Board does not consider it appropriate at this time to adopt the objective of setting notice periods in the remaining executive Directors' service agreements at one year or less for the reasons given in the report on Directors' remuneration on page 81.

The auditors' responsibilities with regard to their review of the Company's compliance with the specified provisions of the Code of Best Practice and in relation to the annual report generally are set out on page 84.

Demerger note

As explained in the Directors' Report on page 69, in connection with the GKN scheme of arrangement and the subsequent demerger of GKN's Industrial Services businesses to Brambles Industries plc (the 'Demerger'), on 1 August 2001 GKN plc became the parent company of the former GKN plc which changed its name to GKN Holdings plc. This report covers the calendar year 2001 and includes the remuneration paid to the Directors of GKN Holdings plc until 31 July 2001 and to the Directors of GKN plc from 1 August 2001.

General policy

The remuneration of the executive Directors is set by the Remuneration Committee in accordance with a remuneration policy determined by the Board upon recommendation from the Committee. The policy is reviewed annually and during 2001 was approved by the Board without amendment to the Committee's recommendations. The Committee, which consists solely of the non-executive Directors of the Company (whose biographical details are given on pages 26 and 27), determines the detailed terms of service of the executive Directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated.

During the year the Committee took advice from independent firms of compensation and benefit consultants in respect of executive Directors' salaries and long-term incentives.

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this an internationally competitive package of incentives and rewards linked to performance is provided. In setting remuneration levels the Remuneration Committee takes into consideration the remuneration practices found in other UK multinational companies of similar size and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the GKN Group.

The Board believes that a significant proportion of each Director's remuneration should be performance-related. Accordingly, the remuneration of the executive Directors comprises basic salary and benefits in kind set at competitive levels, short-term variable remuneration dependent upon the achievement of performance targets, and longer-term rewards including pension benefits and performance-related long-term incentives. Directors' remuneration is closely aligned to the achievement of GKN's strategic objectives.

The fees of the non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other leading UK listed companies.

Shareholders will be given the opportunity to approve the general policy on Directors' remuneration at the forthcoming AGM. The general policy, as set out above, has remained materially unchanged from that considered by shareholders at the 2001 AGM and which received the support of 97.5% of the proxy votes lodged in respect of it.

Executive Directors' remuneration

Basic salary

This is based on a number of factors including market rates together with the individual Director's experience, responsibilities and performance. The Remuneration Committee's objective is to maintain salaries at around the median level of the relevant employment market. Individual salaries of Directors are reviewed annually by the Committee.

Benefits in kind

These comprise principally car benefits and membership of the Group's healthcare insurance scheme. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

Performance-related short-term variable remuneration

Payments may be made annually under arrangements which link remuneration to the achievement of short-term targets relevant to GKN's long-term strategic objectives. For 2001 these targets comprised a number of elements. For all executive Directors a proportion of their short-term variable remuneration was dependent upon the growth over the year in GKN's earnings before exceptional items and goodwill amortisation. For those Directors with responsibility for business operations, payments were also dependent upon the achieved level of operating profit before interest of their respective portfolio in 2001. Exceptionally in 2001, due to the rapidly changing economic environment and the anticipated timing of the Demerger, separate profit targets were set for the two halves of the year (1 January to 30 June and 1 July to 31 December). Profit performance equal to budget or forecast levels (as appropriate) would result in payments of between 10% and 20% of salary for the first half of 2001 and 20% of salary for the second half. A further element was related to the achievement of cash flow targets for the Group as a whole and, where appropriate, the cash flow performance of the Director's portfolio for each half of the year. A maximum of 9% of an individual's salary was payable on achievement of all cash flow targets.

The Committee has absolute discretion to alter the targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. It may also make discretionary payments in respect of exceptional performance. Payments generally are based upon a percentage of year-end basic salary and do not form part of pensionable earnings under any of the Directors' pension arrangements.

Total remuneration

The remuneration of the executive Directors for 2001, excluding pension benefits and long-term incentives, was as follows:

	Salary £000	Performance-related £000	Benefits £000	**Total 2001 £000**	Total 2000 £000
M Beresford[a]	431	47	22	**500** [b]	382
Sir C K Chow[c]	384	127	13	**524** [b]	754
R J Clowes[d]	47	26[e]	3	**76** [b]	–
R W Etches	247	23	16	**286** [b]	292
S Ghasemi[f]	416	–	5	**421**	–
I R Griffiths[g]	295	52	4	**351** [b]	–
K Smith	327	316	18	**661** [b]	553
N M Stein[h]	112	25	23	**160** [b]	–
D J Turner[c]	207	114	10	**331** [b]	398
S Kalyandjian[i]	–	–	–	**–**	426
D J Wright[i]	–	–	–	**–**	406
	2,466	730	114	**3,310**	3,211

Pensions

For executive Directors subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the 'earnings cap'), retirement provision is secured by the Company by a combination of amounts paid to individual 'money-purchase' schemes, supplementary allowances paid to each Director and, in the case of Richard Clowes, Ian Griffiths and Nigel Stein, membership of the GKN Group Executive and Senior Staff Pension Scheme (the 'Executive Scheme'). The retirement provisions are made in order to assist each Director towards securing overall retirement benefits compatible in value with those available under the Executive Scheme had it not been for the operation of the earnings cap.

The Executive Scheme provides Directors with a pension of up to two-thirds of basic annual salary (up to the earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. On early retirement with company agreement within five years of pension age the current discretionary practice in the case of all members, and subject to the consent of the Remuneration Committee in the case of Directors, is to pay a pension equal to the proportion of the prospective pension accrued for service completed. The Executive Scheme provides for a surviving spouse's pension of two-thirds of the member's pension and for increases in pensions and deferred pensions equal to price inflation up to 5% per annum (with a minimum increase of 2.5% per annum dependent upon the date of entry to the Executive Scheme). Any additional pension increases are at the discretion of the Board. No allowance is made for discretionary benefits when calculating individual transfer values available to members who leave the Executive Scheme. A member's contribution of 5% is required under the Executive Scheme, except in the case of Ian Griffiths who joined the Executive Scheme prior to 1991 when such contributions were introduced.

On appointment as a Director, contributions continued in respect of Seifi Ghasemi to his existing US defined contribution retirement plan.

(a) Appointed Chief Executive with effect from 7 August 2001 having previously been Managing Director Industrial Services.

(b) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the money-purchase contributions and allowances for pension benefit purposes disclosed in the first table on page 77. The allowances, detailed right, have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under the Companies Act 1985:

Mr M Beresford – £26,000 (2000 – nil);
Sir C K Chow – £123,000 (2000 – £215,000);
Mr R J Clowes – £13,000 (2000 – nil);
Mr R W Etches – £70,000 (2000 – £66,000);
Mr I R Griffiths – £83,000 (2000 – nil);
Mr K Smith – £43,000 (2000 – £39,000);
Mr N M Stein – £29,000 (2000 – nil);
Mr D J Turner – £17,000 (2000 – £35,000).

(c) Resigned 6 August 2001.

(d) Appointed 1 November 2001.

(e) Represents performance-related payment accrued in respect of the whole of 2001 (including the period prior to Mr R J Clowes' appointment as a Director).

(f) Appointed 19 January 2001 and resigned 31 October 2001. Mr S Ghasemi was paid in US dollars – for the purpose of this report his emoluments have been translated at US$1.44/£1.

(g) Appointed 19 January 2001.

(h) Appointed 7 August 2001.

(i) Retired 31 December 2000.

(j) Mr G Denham, Mr M R Layton and Mr R E Richards were Directors of the Company during 2001 but ceased to be Directors prior to the posting of the Company's listing particulars on 22 June 2001. They received no emoluments as Directors of the Company.

The first table below shows the amount paid as money-purchase contributions and allowances. The second table below shows pension amounts for those Directors whose pension arrangements were either wholly or partly of the defined benefit type.

Money-purchase contributions and allowances for pension benefit purposes	2001 £000	2000 £000
M Beresford	**176**	116
Sir C K Chow[(a)]	**156**	243
R J Clowes[(b)]	**13**	–
R W Etches	**100**	95
S Ghasemi[(c)]	**314**	–
I R Griffiths[(d)]	**84**	–
K Smith	**134**	126
N M Stein[(e)]	**30**	–
D J Turner[(a)]	**95**	148
D J Wright[(f)]	–	79

	Current age	Increase in annual pension[(g)] 2001 £000	Accrued annual pension at end of year 2001 £000
R J Clowes[(b)]	51	5	**32**
I R Griffiths[(d)]	51	9	**36**
N M Stein[(e)]	46	5	**23**

Long-term incentive arrangements

Long-term incentives which closely link executive rewards to either relative total shareholder return or GKN's earnings performance are an important component in the overall executive remuneration arrangements. During 2001, shareholders approved the introduction of an entirely new performance-related executive share option scheme (the '2001 ESOS') together with a new long-term incentive plan (the '2001 LTIP') based on the Group's existing long-term incentive plans for executive Directors and senior executives (the 'old LTIPs').

Long Term Incentive Plans

In summary, under the 2001 LTIP each executive Director may be awarded annually a conditional right to acquire a number of GKN plc Ordinary Shares equal in value up to a maximum of 100% of his annual basic salary and calculated by reference to the average of the daily closing prices of GKN plc Ordinary Shares during the preceding year. (For awards made in 2001 and 2002 the preceding year's share price is adjusted to reflect the Demerger.) The number of these shares that he will ultimately receive will depend on the Group's performance during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement.

Performance is measured by comparing the Total Shareholder Return (growth in share value assuming reinvestment of gross dividends), or 'TSR', from GKN shares with the return on shares of other companies chosen by the Remuneration Committee as an appropriate comparator group. For awards made in 2001 the comparator group is the companies constituting the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors. If, at the end of the measurement period, GKN ranks in the upper quartile of this comparator group, the executive Director will receive all of the shares conditionally awarded to him. If the ranking is at the median level, he will receive 50% of the shares, with no shares being received for below median. For intermediate rankings between upper quartile and median, the executive Director will receive a proportionate number of shares reducing on a straight-line basis.

Executive Directors must meet a shareholding requirement (for which purpose deferred rights under the LTIPs will be counted as shares) on the third anniversary of the grant of an award. The requirement for awards made in 2001 is GKN plc Ordinary Shares valued at 100% of basic salary measured at the date of award.

At the end of the three-year measurement period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the Director for at least a further two years other than in the specific circumstances set out in the rules of the 2001 LTIP. Irrespective of GKN's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

(a) Resigned 6 August 2001.

(b) From 1 November 2001.

(c) From 19 January 2001 to resignation on 31 October 2001.

(d) From 19 January 2001.

(e) From 7 August 2001.

(f) Retired 31 December 2000.

(g) Increase since appointment in accrued pension in excess of inflation to which each Director would have been entitled on leaving service.

The old LTIPs, under which conditional share acquisition rights remain outstanding, operate in a manner similar to the 2001 LTIP except that the TSR comparator group is the companies constituting the entire FTSE 100 Index at the start of the measurement period and there is no shareholding requirement. Shareholders approved the following amendments to the old LTIPs during 2001 in connection with the Demerger:

› existing conditional rights became rights to acquire equal numbers of GKN and Brambles Industries plc ('Brambles') shares with a TSR comparison of a bundle of GKN and Brambles shares;

› existing deferred rights became rights to acquire equal numbers of GKN and Brambles shares which were subsequently released to participants under the existing rules of the old LTIPs.

For completed measurement periods, GKN's TSR and rank against the TSR of the other FTSE 100 companies, together with the percentage of the conditional award converted into a deferred award, were as follows:

Period	TSR %	FTSE 100 ranking	Deferred award conversion %
Jan 1996 – Dec 1998	33.19	17	100
Jan 1997 – Dec 1999	28.30	24	100
Jan 1998 – Dec 2000	16.48	32	86
Jan 1999 – Dec 2001	0.67	54	0

Conditional and deferred rights to Ordinary Shares under the LTIPs held by the executive Directors at 31 December 2001 and 1 January 2001 (or, if later, on appointment to the Board of Directors of GKN Holdings plc or GKN plc as appropriate), together with awards made, converted and released during the year, were as follows:

	Awards held 31 December 2001		2001					Awards held 1 January 2001	
	Conditional	Deferred	Conditional awards made	Conditional awards converted to deferred	Conditional awards lapsed on conversion	Deferred awards released	Money value of released deferred awards (£000)[a]	Conditional	Deferred
M Beresford	194,470	–	134,270	34,658	5,642	106,758	733	100,500	72,100
R J Clowes[b]	103,890[c]	–	–	–	–	–	–	103,890[d]	–
R W Etches	116,760	–	64,960	30,788	5,012	38,288	244	87,600	7,500
I R Griffiths[e]	118,140[c]	–	81,840	15,394	2,506	39,494	251	54,200	24,100
K Smith	117,910	–	86,960	–	–	–	–	30,950	–
N M Stein[f]	70,330	–	70,330	–	–	–	–	–	–

The aggregate money value (before tax) of the shares received during the year by the Directors under the LTIPs amounted to £3.8 million (2000 – £3.2 million including shares receivable under deferred awards calculated by reference to the closing mid-market share price on 31 December 2000).

In addition Kevin Smith, in respect of the measurement period 1999 to 2001, had a long-term incentive arrangement to be satisfied in cash which in all other respects was equivalent to an award over 26,950 shares made pursuant to the old LTIPs. This was to compensate him partly for the loss of benefits under his former employer's long-term incentive plan on joining GKN. The entitlement could not be given in the form of shares due to the timing of his joining. The award has lapsed since 31 December 2001. Nigel Stein has an award from an historical long-term incentive plan operated by GKN Sinter Metals Inc (of which he was Chief Financial Officer prior to his appointment to the Board) under which participants may receive payments based on the increase in value of the GKN Sinter Metals division over the five-year period to 31 December 2002. No entitlements under the plan have arisen to date.

Executive Share Option Schemes

In summary, under the 2001 ESOS each executive Director may be awarded annually an option to subscribe for a number of GKN plc Ordinary Shares. The Remuneration Committee decides the level of awards in each year (for 2001 the value of the shares granted under option was 1.5 times basic salary). A higher level may be applied in future where required specifically to recruit or retain

(a) Calculated by reference to the closing mid-market price of GKN and Brambles Ordinary Shares on the date of release, stated before tax.

(b) Appointed 1 November 2001.

(c) Includes the following conditional rights to shares relating to awards granted in respect of service prior to appointment as a Director under which the shares will be eligible for release one year after the end of the relevant measurement period:
Mr R J Clowes – 31,000 GKN and Brambles Ordinary Shares;
Mr I R Griffiths – 36,300 GKN and Brambles Ordinary Shares.

(d) Rights to GKN plc Ordinary Shares held on appointment.

(e) Appointed 19 January 2001.

(f) Appointed 7 August 2001.

(g) As a result of the Demerger, deferred awards were released during the year in accordance with the rules of the old LTIPs to the following Directors who resigned during the year:
Sir C K Chow – 229,924 GKN and Brambles Ordinary Shares with a money value of £1,462,000;
Mr S Ghasemi – 42,656 GKN and Brambles Ordinary Shares with a money value of £271,000;
Mr D J Turner – 124,776 GKN and Brambles Ordinary Shares with a money value of £794,000.

(h) Since 31 December 2001, the following conditional rights to shares in respect of awards granted in relation to the measurement period 1999 to 2001 have lapsed:
Mr M Beresford – 32,350 GKN and Brambles Ordinary Shares;
Mr R J Clowes – 16,150 GKN and Brambles Ordinary Shares;
Mr R W Etches – 28,600 GKN and Brambles Ordinary Shares;
Mr I R Griffiths – 15,700 GKN and Brambles Ordinary Shares.

an executive. Marcus Beresford is prohibited from being granted options under the rules of the 2001 ESOS as he is within two years of his normal retirement date.

The number of shares that a Director can ultimately acquire upon exercise of the option is dependent upon satisfaction of a performance condition and a personal shareholding requirement, both set by the Remuneration Committee before an option is granted. For options granted in 2001, the performance condition is linked initially to the increase in GKN's earnings per share ('eps') over the period 1 January 2001 to 31 December 2003. 50% of the shares can be acquired if the increase over this period is not less than the increase in the Retail Prices Index ('RPI') plus 9%. The remaining 50% can only be acquired in full if such increase is RPI plus 15% (with a straight-line sliding scale for increases between RPI plus 9% and RPI plus 15%). If the performance condition is not satisfied in full after the first three-year period, so that less than 100% of the shares under option can be acquired, the performance condition will be re-assessed each year up to six years from the date of grant (the RPI plus 9% will be increased by 3% for each year beyond the third year, and the RPI plus 15% will be increased by 5% for each year beyond the third year). At the end of the six-year period, any unvested options will lapse. The shareholding requirement is the same as that for the 2001 LTIP described above.

GKN previously operated executive share option schemes until the introduction of the old LTIPs in 1996. These schemes were not performance-related and had no personal shareholding requirement.

Options granted under the 2001 ESOS together with options outstanding under the earlier executive share option schemes are normally exercisable between the third and tenth anniversary of the date of grant (between the fifth and tenth anniversary for options granted in 1995 and 1996). The exercise price is fixed at the market price of GKN's shares at the time of grant. The outstanding options held by Directors are exercisable by 2011 at prices between 120p and 242.75p per share.

Save As You Earn (SAYE) Share Option Schemes

Outstanding options over GKN plc Ordinary Shares held by Directors under these schemes, which are open to all UK employees with six months' service or more, are exercisable by 2009 at prices between 99.16p and 330.83p per share. Participants save a regular monthly sum of up to £250 for three or five years and can use these savings and any bonus payable under the schemes to exercise the options. As permitted by the Finance Act 1989 the exercise price is normally set at 20% below the market price before the start of the savings period.

Participants holding options over GKN Holdings plc Ordinary Shares granted under the executive or SAYE share option schemes prior to the Demerger could elect, by 29 January 2002, to exchange these options for options over GKN plc Ordinary Shares in the ratio of 2.4 GKN plc Ordinary Shares for every GKN Holdings plc Ordinary Share under option (with a corresponding adjustment to the option price). Participants not electing to exchange their options had to exercise them by 29 January 2002 or they would lapse. Any GKN Holdings plc Ordinary Shares issued as a result of such exercises were automatically exchanged for GKN plc Ordinary Shares in the above ratio.

Options over GKN plc and GKN Holdings plc Ordinary Shares which were held by Directors under the executive and SAYE share option schemes at relevant dates throughout the year are given below.

GKN Holdings plc Ordinary Shares:

	Shares under option 1 January 2001	Exercised 2001	Lapsed 2001	Balance surrendered in exchange for GKN plc options 2001
M Beresford	1,220	–	–	1,220
Sir C K Chow	4,366	3,287	1,079	–
R W Etches	1,538	1,538	–	–
I R Griffiths	15,378	–	800	14,578
K Smith	–	–	–	–
D J Turner	101,465	499	966	100,000[(a)]

(a) Surrendered in exchange for options over 240,000 GKN plc Ordinary Shares. Mr D J Turner resigned as a Director on 6 August 2001.

(b) The range of mid-market prices of GKN Holdings plc Ordinary Shares on the London Stock Exchange from 1 January 2001 to delisting of the shares on 31 July 2001 was 650p to 843p.

GKN plc Ordinary Shares:

	Shares under option 31 December 2001	Exercise price(a)	Granted 2001(b)	Granted on exchange of GKN Holdings plc options 2001(c)
M Beresford	**2,928**	330.83p	–	2,928
R J Clowes	**331,811**	186.53p	178,211	153,600
R W Etches	**161,329**	242.05p	161,329	–
I R Griffiths	**231,252**	226.06p	197,734	34,986
	1,468	275.41p		
K Smith	**210,093**	242.75p	210,093	–
N M Stein	**237,128**	211.45p	169,928	70,716
	3,516	275.41p		

Details of the options over GKN Holdings plc Ordinary Shares exercised by Directors during 2001 (which were all granted under the 1995 SAYE Share Option Scheme) are shown below. No options over GKN plc Ordinary Shares were exercised by Directors during the year.

	Shares issued on exercise	Date of grant	Exercise price per share	Price on date of exercise(e)	Shares retained on exercise
Sir C K Chow	3,287	15.4.97	395.0p	691p	3,287
R W Etches	1,538	21.4.98	633.5p	682p	1,538
D J Turner	499	13.4.00	661.0p	691p	499

The aggregate of the total theoretical gains on options exercised by Directors during 2001 amounted to £11,000 (2000 – £1.3 million). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

Terms of appointment of Chairman and non-executive Directors

Sir David Lees' term of appointment as non-executive Chairman has been extended by mutual agreement until the conclusion of the Company's AGM in 2004. His fees are determined by the Board. He is not eligible to participate in GKN's short-term variable remuneration arrangements or long-term incentive plans. Sir David is in receipt of a pension from the Executive Scheme (having retired from executive service within GKN at his normal pensionable age) and has the use of a car, the running and associated costs of which are borne partially by GKN.

The fees received by each of the remaining non-executive Directors are determined by the Board. The chairmen of the Audit and Remuneration Committees receive an additional fee of 12.5% of the basic fee to reflect the significant extra responsibilities attached to these positions. The non-executive Directors do not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension schemes, nor do they receive benefits in kind. Under the terms of their appointment they are usually expected to serve as Directors for between five and eight years. The appointment of Sir John Parker, who joined the Board in 1993, has been extended until the conclusion of the Company's forthcoming AGM.

The remuneration of the non-executive Directors for 2001 was as follows:

	Fees £000	Benefits £000	Total 2001 £000	Total 2000 £000
Sir David Lees	250	17	**267**	266
R D Brown(f)	34	–	**34**	30
The Baroness Hogg	30	–	**30**	30
Dr K H Murmann	30	–	**30**	30
Sir John Parker	34	–	**34**	34
Sir Peter Williams(g)	17	–	**17**	–
Sir Bryan Nicholson(h)	–	–	–	34
	395	17	**412**	424

Share interests

The beneficial interests of the Directors, including family interests, in the Ordinary Shares of GKN plc at 31 December 2001 and in the Ordinary Shares of GKN Holdings plc at 1 January 2001 (or, if later, on appointment to the Board of Directors of GKN Holdings plc or GKN plc as appropriate) were as follows:

	31 December 2001	1 January 2001(i)
Sir David Lees	**206,034**	204,835
M Beresford	**128,666**	37,892
R D Brown	**2,018**	2,018
R J Clowes(j)	**37,892**	37,892(k)
R W Etches	**27,384**	2,076
I R Griffiths(l)	**41,136**	1,642
The Baroness Hogg	**893**	893
Dr K H Murmann	**80,197**	80,197
Sir John Parker	**3,450**	3,299
K Smith	**3,000**	3,000
N M Stein(m)	**1,250**	–
Sir Peter Williams	**5,000**	–

(a) Being the exercise price per share of options held at 31 December 2001. Where a Director held more than one option, the weighted average exercise price of such options is shown. However, where the exercise price of an option is above the market price of the shares at the end of the year (see note (d) below), the option is shown separately and the exercise price per share of such option is excluded from the weighted average exercise price of the Director's remaining options.

(b) Options were granted under the 2001 ESOS at an option price of 242.75p per share. Mr R J Clowes and Mr R W Etches were additionally granted options under the 2001 SAYE scheme at an option price of 217p per share over 8,283 and 4,377 shares respectively (included in the totals given above).

(c) Includes executive share options in respect of Mr R J Clowes (153,600 shares), Mr I R Griffiths (28,800 shares) and Mr N M Stein (67,200 shares) which are not performance-related.

(d) The closing mid-market price of GKN plc Ordinary Shares on the London Stock Exchange on 31 December 2001 was 265p and the price range since the Demerger on 7 August 2001 to the end of the year was 222p to 325.5p (685p to 703p from 1 August to 6 August 2001).

(e) The closing mid-market price per share on date of exercise.

(f) The fees in respect of Mr R D Brown were until 30 June 2001 paid to his former employer, Unilever plc.

(g) Appointed 1 June 2001.

(h) Retired 31 December 2000.

(i) Each GKN Holdings plc Ordinary Share held as at 31 July 2001 was exchanged for one GKN plc Ordinary Share on 1 August 2001.

(j) Appointed 1 November 2001.

(k) GKN plc Ordinary Shares held on appointment.

(l) Appointed 19 January 2001.

(m) Appointed 7 August 2001.

(n) None of the Directors held shares in GKN plc upon appointment on 19 June 2001, in advance of the Demerger, to the Board of Directors of that company (then called New GKN plc).

The executive Directors, as potential beneficiaries, are deemed to have an interest in the Ordinary Shares of GKN plc held from time to time by certain discretionary trusts established to facilitate the operation of the GKN long-term incentive arrangements. At 31 December 2001 and 5 March 2002 these trusts held 1,219,238 GKN plc Ordinary Shares (2000 – 3,215,689 GKN Holdings plc Ordinary Shares).

As potential beneficiaries under the discretionary trusts established to facilitate the operation of the GKN SAYE Share Option Schemes, the executive Directors are deemed to have an interest in the Ordinary Shares of GKN plc held by the trusts from time to time. At 31 December 2001 and 5 March 2002 these trusts held nil GKN plc Ordinary Shares (2000 – 999,424 GKN Holdings plc Ordinary Shares).

There were no changes in the Directors' interests in shares or options between 31 December 2001 and 5 March 2002 other than in respect of the lapses of conditional rights to GKN Ordinary Shares under the old LTIPs disclosed on page 78 and in relation to the allotment of shares to and transfer of shares by certain of the discretionary trusts referred to above.

The Company's Register of Directors' Interests, which contains full details of the Directors' shareholdings, long-term incentive plan awards and options to subscribe for shares in GKN plc, is available for inspection by shareholders upon request.

Service agreements

The executive Directors' service agreements are with GKN Holdings plc. The period of notice required to be given by the employing company to terminate the service agreements of the executive Directors is two years other than in respect of Richard Clowes and Nigel Stein, the most recently appointed Directors, to whom one year's notice is required. The agreements terminate in any event at the end of the year in which the Director attains the age of 60. The non-executive Directors do not have service agreements.

In agreeing termination arrangements with an executive Director who is entitled to two years' notice in circumstances where less than two years' notice of termination is given by the employing company, the Board has adopted a general policy, which may be varied in individual cases, under which the Director is expected to mitigate his or her loss in the second year following the date of termination. Such mitigation will be taken fully into account in determining any compensatory payments to the Director relating to the second year of the notice period to which the Director would have been entitled under his or her service agreement. If, however, termination occurs other than upon due notice within 12 months following a change in control of GKN plc, the Director has the right to claim two years' basic salary without any reduction. In the case of Richard Clowes and Nigel Stein, in the event of a change of control they have the right to claim one year's basic salary plus an amount equal to 75% of basic salary in lieu of pension contributions, benefits in kind and loss of entitlements under short-term performance-related remuneration arrangements. In all other circumstances there is no provision for pre-determined compensation payable upon early termination of a Director's service agreement.

The Remuneration Committee has given careful consideration to the Combined Code on Corporate Governance (see page 72) which suggests that notice periods should not generally exceed one year. The Committee reviews regularly both market practice for directors' notice periods and the Company's policy in this regard. In the light of developments in market practice, the Board's current policy, adopted during the year and applied to the subsequent appointments of Richard Clowes and Nigel Stein, is that the notice period in the service agreements of all newly appointed executive Directors will be one year. Given this progressive policy and the mitigation arrangements described above, the Committee believes that shareholders' interests would best be served by continuing to honour the existing contractual entitlements of the remaining executive Directors.

External appointments

The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive Directors of other companies. Subject to review in each case, the Remuneration Committee's general policy is that each executive Director may accept one non-executive directorship with another company from which the Director may retain the fees.

PRINCIPAL DIVISIONS, SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES
AT 31 DECEMBER 2001

Automotive

Automotive Driveline Division

GKN Automotive Ltd
GKN Automotive International GmbH Germany
GKN Automotive GmbH Germany

Europe
GKN Hardy Spicer Ltd
GKN Driveshafts Ltd (51%)
GKN Glaenzer Spicer SA France
GKN Löbro GmbH Germany
GKN Gelenkwellenwerk Kaiserslautern GmbH Germany
GKN Gelenkwellenwerk Kiel GmbH Germany
GKN Gelenkwellenwerk Mosel GmbH Germany
GKN Walterscheid Presswerk GmbH Germany
GKN Automotive Umformtechnik GmbH Germany
GKN Birfield SpA Italy
GKN Componenti Firenze SpA Italy
GKN Automotive Polska Sp. z o.o. Poland
GKN Atras d.o.o. Slovenia
GKN Transmisiones España SA Spain
GKN Ayra Durex SA Spain
GKN Indugasa SA Spain
GKN Forjas de Precisión de Legazpia SA Spain
GKN Ayra Cardan SA (51%) Spain
GKN-Lazpiur SL (51%) Spain

Americas
GKN Automotive Inc USA
Drive Tek LLC (50%) USA
GKN do Brasil Ltda Brazil
Transejes Transmisiones Homocinéticas de Colombia SA (49%) Colombia
Velcon SA de CV (49%) Mexico

Asia Pacific
Unidrive Pty Ltd (60%) Australia
Shanghai GKN Drive Shaft Company Ltd (40%) China
GKN Driveshafts (India) Ltd (51%) India
GKN Japan Driveshafts Ltd Japan
GKN Toyoda Driveshafts Ltd (49%) Japan
GKN Driveshafts (Malaysia) Sdn Bhd (68.42%) Malaysia
GKN Asia Pacific Operations Pte Ltd Singapore
Univel Transmissions (Pty) Ltd (50%) South Africa
GKN Driveshafts Korea Ltd South Korea
Taiway Ltd (20%) Taiwan
GKN Driveshafts (Thailand) Co Ltd Thailand

Viscodrive control units
GKN Viscodrive GmbH Germany
Viscodrive Japan KK (51%) Japan

Aftermarket operations
Companies in Europe and USA

Other companies
GKN Technology Ltd and product and process development centres in Germany, USA and Singapore
GKN Japan Ltd Japan
Export and representation companies in Europe and USA

Powder Metallurgy Division

Hoeganaes
Hoeganaes Corporation USA
Ancorsteel Powders GmbH Germany

Sinter Metals
GKN Sinter Metals Ltd
GKN Sinter Metals Inc USA
GKN Sinter Metals-St Thomas Ltd Canada
Premco Machine Ltd Canada
GKN Sinter Metals de Argentina SA Argentina
GKN Sinter Metals Ltda Brazil
GKN Sinter Metals GmbH Germany
GKN Sinter Metals Service GmbH Germany
GKN Sinter Metals GmbH-Bad Brückenau, Bad Langensalza, Bonn and Oberhausen Germany
GKN Sinter Metals GmbH & Co KG Radevormwald Germany
GKN Sinter Metals Filters GmbH Radevormwald Germany
GKN Sinter Metals SpA Italy
GKN Sinter Metals AB, Kolsva Sweden
GKN Sinter Metals Cape Town (Pty) Ltd South Africa
Mahindra Sintered Products Ltd (49%) India

OffHighway Systems Division

GKN OffHighway Systems Ltd
GKN Wheels Nagbøl A/S Denmark
GKN Armstrong Wheels Inc USA
GKN FAD SpA Italy
GKN Geplasmetal SA Spain
GKN Walterscheid GmbH Germany
GKN Walterscheid Getriebe GmbH Germany
GKN Walterscheid Inc USA
GKN Walterscheid Canada Inc Canada
Matsui-Walterscheid Ltd (40%) Japan
Walterscheid Rohrverbindungstechnik GmbH Germany

AutoComponents Division
GKN AutoStructures Ltd
GKN Sheepbridge Stokes Ltd

Catalytic Converters
Emitec Gesellschaft für Emissionstechnologie mbH (50%) Germany
Emitec Produktion GmbH (50%) Germany
Emitec Inc (50%) USA

Aerospace

GKN Aerospace Services
GKN Aerospace Services Ltd
Aerospace Composite Technologies Ltd
GKN Aerospace GmbH Germany
GKN Aerospace Chem-tronics Inc USA
GKN Aerospace North America Inc USA
GKN Westland Aerospace Inc USA
GKN CEDU Ltd
GKN Engage Pty Ltd Australia

AgustaWestland
AgustaWestland NV (50%) Netherlands
and operations in UK and Italy

Other companies
GKN Westland Ltd
GKN Westland Inc USA
Aerosystems International Ltd (50%)
Alvis plc (29.4%)

Corporate
GKN Holdings plc
GKN (United Kingdom) plc
GKN Industries Ltd
Ipsley Insurance Ltd Isle of Man
GKN America Corp USA

The issued share capitals of the 164 companies which at 31 December 2001 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, Netherlands, USA and Germany. Certain intermediate holding companies do not prepare consolidated accounts.

The percentage of the share capital held by GKN is indicated where companies are not wholly owned.

The country of incorporation or registration and the principal country in which each company operates is England unless otherwise shown. Intra-group sales are priced on an 'arms-length' basis.

Of the group subsidiary sales of £3,317 million, 96% related to subsidiaries whose accounts are audited by PricewaterhouseCoopers, auditors of the parent company.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GKN PLC

We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the Company's balance sheet, the segmental analysis and the related notes, including the additional disclosures within the report on Directors' remuneration as specified for our review by the United Kingdom Financial Services Authority.

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the annual report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities on page 71.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors' report, the Chairman's statement, the Chief Executive's review, the review of operations, the financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

In addition, we have reviewed, without performing an audit, the pro forma financial information which comprises the consolidated profit and loss account, statement of net assets, cash flow statement and related notes for the two years ended 31 December 2001 on pages 32 to 37, which have been prepared to illustrate the results and state of affairs of the continuing Group. This pro forma financial information is the responsibility of, and has been approved by, the Directors. In our opinion the pro forma financial information has been properly compiled on the basis set out in the notes to the pro forma consolidated statements.

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors
Birmingham
6 March 2002

SHAREHOLDER INFORMATION

GKN website and share price information

Business and financial information on GKN, including this annual report, the latest interim report and share price information updated every 20 minutes, is available on GKN's website at www.gknplc.com. The latest GKN share price is also available on Ceefax and Teletext, and on the Financial Times Cityline Service: telephone 0906 843 2696 (BT) or 0906 003 2696 (Vodafone). Calls are charged at 60p per minute.

Shareholding enquiries

Queries on shareholdings should be addressed to GKN's Registrar, Lloyds TSB Registrars (see page 87 for contact details). Lloyds TSB Registrars also have a website at www.shareview.co.uk where shareholders can view information on their shareholdings and recent dividends and find practical help (including downloadable documents) on transferring shares or updating their details.

Financial calendar

Preliminary announcement of results for 2001	7 March 2002
Ordinary Shares quoted ex-dividend	13 March 2002
2001 final dividend record date	15 March 2002
Final date for receipt of DRIP mandate forms (see right)	2 May 2002
Annual General Meeting	16 May 2002
2001 final dividend on Ordinary Shares payable	17 May 2002
DRIP share certificates and share purchase statements despatched	30 May 2002
CREST participant accounts credited with DRIP shares	31 May 2002
Announcement of half-year results for 2002	August 2002
2002 interim dividend on Ordinary Shares payable	September 2002
Preliminary announcement of results for 2002	March 2003

Taxation

Guides to the general tax position of United Kingdom shareholders under the return of capital to Ordinary Shareholders by way of a bonus issue of redeemable 'B' Shares in May 2000 and under the Industrial Services businesses demerger arrangements in August 2001 were given in the circulars to shareholders dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on request from GKN's Corporate Centre (see page 87) and on GKN's website at www.gknplc.com.

Market values of GKN Ordinary Shares, 'B' Shares and Brambles Industries plc ('Brambles') Ordinary Shares for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[(a)]

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[(b)]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[(c)]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[(d)]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[(e)]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[(e)]	'B' Shares[(e)]	Brambles Ordinary Shares[(e)]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

Dividend reinvestment plan

Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see page 87) or view Lloyds TSB Registrars' website at www.shareview.co.uk. New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 2 May 2002 to be valid for the 2001 final dividend. Other key dates are given opposite.

Participants in the DRIP are advised that the terms and conditions of the DRIP have been revised following the introduction of the Financial Services and Markets Act 2000. Copies of the revised terms and conditions are available upon request from Lloyds TSB Registrars and will be posted to participants with the DRIP share purchase statements on 30 May 2002. Current charges remain unchanged at a total of 1% of the value of shares purchased.

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability. Worked examples are set out on pages 14 and 43 respectively of the circulars dated 20 April 2000 and 22 June 2001.

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

GKN single company ISA

Lloyds TSB Registrars operate a Single Company Individual Savings Account (ISA) in which GKN Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by calling the Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244. Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on +1-908-769-9835 or +1-888-BNY-ADRS (toll-free for US residents only).

Postal share dealing service

A postal service for buying and selling GKN shares is provided by Cazenove & Co. Ltd. Dealing forms containing detailed terms and conditions can be obtained from GKN's Corporate Centre (see page 87).

ProShare nominee code

GKN supports the principles of the ProShare Nominee Code which is designed to reassure investors about the safety of their shares held in nominee accounts and to enable such investors to receive company information if they so wish. ProShare can be contacted at Centurian House, 24 Monument Street, London EC3R 8AQ (telephone 020 7220 1730).

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service, FREEPOST 22, London W1E 7EZ (telephone 020 7291 3310).

Shareholder analysis

Holdings of Ordinary Shares at 31 December 2001:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	14,153	34.4	3.7	0.5
501–1,000	9,665	23.4	7.2	1.0
1,001–5,000	14,526	35.3	30.9	4.3
5,001–50,000	2,136	5.2	25.3	3.5
50,001–100,000	165	0.4	12.0	1.6
100,001–500,000	320	0.8	75.4	10.4
500,001–1,000,000	73	0.2	53.8	7.4
above 1,000,000	110	0.3	518.8	71.3
	41,148	100	727.1	100
Shareholder type				
Individuals	30,896	75.1	43.6	6.0
Institutions	7,600	18.5	676.6	93.0
Other corporates	2,652	6.4	6.9	1.0
	41,148	100	727.1	100

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gknplc.com
Website: www.gknplc.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 433 8000 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)

Website: www.lloydstsb-registrars.co.uk

This annual report is available on the GKN website.

SUBJECT INDEX

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Photography: product stills by Phil Gatward, Robin Broadbent, Charlie Fawell and Alan Bye, board photography by Julian Calder and Mike Ellis, people photography by Phil Gatward, Barry Marsden and Barry Lewis. Mini (page 2) by courtesy of BMW. F22 (page 3) by courtesy of Lockheed Martin Aeronautics Company. Caterpillar (page 14) by courtesy of Caterpillar Inc. Canopy (page 3) by courtesy of Eurofighter International.

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